Exhibit 99.1

Semi-Annual Report
As of and for the six months ended June 30, 2025

Cautionary Statements Concerning Forward Looking Statements
Statements contained in this Semi-Annual Report, particularly those regarding possible or assumed future performance, competitive strengths, costs, dividends, reserves, our growth, industry growth and other trends and projections and estimated company earnings are “forward-looking statements” that contain risks and uncertainties. In some cases, words such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms are used to identify forward-looking statements. These forward-looking statements reflect our current views with respect to future events and involve significant risks and uncertainties that could cause actual results to differ materially.
These risks and uncertainties include, without limitation:
•our ability to launch new products successfully and to maintain vehicle shipment volumes;
•changes in the global financial markets, general economic environment and changes in demand for automotive products, which is subject to cyclicality;
•our ability to successfully manage the industry-wide transition from internal combustion engines to full electrification;
•our ability to offer innovative, attractive products, and to develop, manufacture and sell vehicles with advanced features, including enhanced electrification, connectivity and autonomous-driving characteristics;
•our ability to produce or procure electric batteries with competitive performance, cost and at required volumes;
•our ability to successfully launch new businesses and integrate acquisitions;
•a significant malfunction, disruption or security breach compromising information technology systems or the electronic control systems contained in our vehicles;
•exchange rate fluctuations, interest rate changes, credit risk and other market risks;
•increases in costs, disruptions of supply or shortages of raw materials, parts, components and systems used in our vehicles;
•changes in local economic and political conditions;
•changes in trade policy, the imposition of global and regional tariffs or tariffs targeted to the automotive industry, the enactment of tax reforms or other changes in laws and regulations;
•the level of governmental economic incentives available to support the adoption of battery electric vehicles;
•the impact of increasingly stringent regulations regarding fuel efficiency requirements and reduced greenhouse gas and tailpipe emissions;
•various types of claims, lawsuits, governmental investigations and other contingencies, including product liability and warranty claims and environmental claims, investigations and lawsuits;
•material operating expenditures in relation to compliance with environmental, health and safety regulations;
•the level of competition in the automotive industry, which may increase due to consolidation and new entrants;
•our ability to attract and retain experienced management and employees;
•exposure to shortfalls in the funding of our defined benefit pension plans;

•our ability to provide or arrange for access to adequate financing for dealers and retail customers and associated risks related to the operations of financial services companies;
•our ability to access funding to execute our business plan;
•our ability to realize anticipated benefits from joint venture arrangements;
•disruptions arising from political, social and economic instability;
•risks associated with our relationships with employees, dealers and suppliers;
•our ability to maintain effective internal controls over financial reporting;
•developments in labor and industrial relations and developments in applicable labor laws;
•earthquakes or other disasters; and
•other factors discussed elsewhere in this report.
Furthermore, in light of the inherent difficulty in forecasting future results, any estimates or forecasts of particular periods that are provided in this report are uncertain. We expressly disclaim and do not assume any liability in connection with any inaccuracies in any of the forward-looking statements in this report or in connection with any use by any third party of such forward-looking statements. Actual results could differ materially from those anticipated in such forward-looking statements. We do not undertake an obligation to update or revise publicly any forward-looking statements.
Additional factors which could cause actual results and developments to differ from those expressed or implied by the forward-looking statements are included in the section — Risks and uncertainties of this Semi-Annual Report.

CERTAIN DEFINED TERMS
In this Semi-Annual Report, unless otherwise specified, the terms “we”, “our”, “us”, the “Company” and “Stellantis” refer to Stellantis N.V., together with its consolidated subsidiaries, or any one or more of them, as the context may require.
References to “FCA” and “FCA N.V.” mean Fiat Chrysler Automobiles N.V. or Fiat Chrysler Automobiles N.V. together with its consolidated subsidiaries, or any one or more of them, as the context may require.
References to “PSA” and “Groupe PSA” mean Peugeot S.A. or Peugeot S.A. together with its consolidated subsidiaries, or any one or more of them, as the context may require.
References to the “merger” refer to the merger between PSA and FCA completed on January 16, 2021 and resulting in the creation of Stellantis.
All references in this Semi-Annual Report to “Euro” and “€” refer to the currency issued by the European Central Bank. Stellantis’ financial information is presented in Euro. All references to “U.S. Dollars”, “U.S. Dollar”, “USD” and “$” refer to the currency of the United States of America (“U.S.”). All figures shown are rounded to the nearest million. Certain totals in the tables included in this report may not add due to rounding.
The Semi-Annual Report is filed with the Dutch Authority for Financial Markets (Autoriteit Financiële Markten, the “AFM”) and is furnished to the U.S. Securities and Exchange Commission (“SEC”) on Form 6-K.

MANAGEMENT DISCUSSION AND ANALYSIS
Highlights

	Six months ended June 30,
(€ million, except shipments, which are in thousands of units, and per share amounts)	2025	2024
Combined shipments(1)	2,690	2,931
Consolidated shipments(2)	2,664	2,872

Net revenues	74,261	85,017
Net profit/(loss)	(2,256)	5,647
Adjusted operating income (“AOI”)(3)	540	8,463

Earnings/(loss) per share (“EPS”)(4)
Basic (loss)/earnings per share (€)	(0.78)	1.87
Diluted (loss)/earnings per share (€)	(0.78)	1.86
Adjusted diluted earnings/(loss) per share (€)(5)	0.18	2.36

Ordinary dividends, per share (€)	0.68	1.55

	Six months ended June 30,
(€ million)	2025	2024
Net cash from/(used in) operating activities(6)	€(2,287)	€3,970
Industrial free cash flows(7)	(3,005)	(392)

(€ million)	At June 30, 2025	At December 31, 2024
Available liquidity	€49,736	€51,780
Of which: Industrial Available liquidity	47,228	49,481
Industrial net financial position(7)	8,992	15,128
________________________________________________________________________________________________________________________________________________
(1) Combined shipments include shipments from Stellantis' consolidated subsidiaries and unconsolidated joint ventures
(2) Consolidated shipments only include shipments from Stellantis' consolidated subsidiaries
(3) Refer to sections — Non-GAAP Financial Measures, Company results and Results by segment in this Semi-Annual Report for further discussion
(4) Refer to Note 22, Earnings/(loss) per share, in the Semi-Annual Condensed Consolidated Financial Statements included in this Semi-Annual Report
(5) Refer to sections — Non-GAAP Financial Measures and Company Results in this Semi-Annual Report for further discussion
(6) Refer to Note 1, Basis of preparation, in the Semi-Annual Condensed Consolidated Financial Statements included in this Semi-Annual Report
(7) Refer to sections — Non-GAAP Financial Measures and Liquidity and capital resources in this Semi-Annual Report for further discussion

Non-GAAP financial measures
We monitor our operations through the use of several non-generally accepted accounting principles (“non-GAAP”) financial measures: Adjusted operating income, Adjusted operating income margin, Industrial free cash flows and Industrial net financial position. We believe that these non-GAAP financial measures provide useful and relevant information regarding our operating results and enhance the overall ability to assess our financial performance and financial position. They provide us with comparable measures which facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. We also present the non-GAAP measure, Adjusted diluted EPS which is not used to monitor our operations but which we believe provides investors with a more meaningful comparison of the Company’s ongoing quality of earnings. These and similar measures are widely used in the industry in which we operate, however, these financial measures may not be comparable to other similarly titled measures of other companies and are not intended to be substitutes for measures of financial performance as prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), as well as IFRS as adopted by the European Union.
Adjusted operating income/(loss): Adjusted operating income/(loss) excludes from Net profit/(loss) adjustments comprising restructuring and other termination costs, impairments, asset write-offs, disposals of investments and unusual operating income/(expense) that are considered rare or discrete events and are infrequent in nature, as inclusion of such items is not considered to be indicative of the Company's ongoing operating performance, and also excludes Net financial expenses/(income) and Tax expense/(benefit).
Unusual operating income/(expense) are impacts from strategic decisions, as well as events considered rare or discrete and infrequent in nature, as inclusion of such items is not considered to be indicative of the Company's ongoing operating performance. Unusual operating income/(expense) includes, but may not be limited to:
•Impacts from strategic decisions to rationalize Stellantis’ core operations;
•Facility-related costs stemming from Stellantis’ plans to match production capacity and cost structure to market demand; and
•Convergence and integration costs directly related to significant acquisitions or mergers.
Adjusted operating income/(loss) is used for internal reporting to assess performance and as part of the Company's forecasting, budgeting and decision making processes as it provides additional transparency to the Company's core operations. We believe this non-GAAP measure is useful because it excludes items that we do not believe are indicative of the Company’s ongoing operating performance and allows management to view operating trends, perform analytical comparisons and benchmark performance between periods and among our segments. We also believe that Adjusted operating income/(loss) is useful for analysts and investors to understand how management assesses the Company’s ongoing operating performance on a consistent basis. In addition, Adjusted operating income/(loss) is one of the metrics used in the determination of the annual performance bonus for eligible employees, including members of the senior management.

Refer to the sections “Company results” and “Results by segment” below for further discussion and for a reconciliation of this non-GAAP measure to Net profit/(loss), which is the most directly comparable measure included in our Semi-Annual Condensed Consolidated Income Statement. Adjusted operating income/(loss) should not be considered as a substitute for Net profit/(loss), cash flow or other methods of analyzing our results as reported under IFRS.
Adjusted operating income/(loss) margin: is calculated as Adjusted operating income/(loss) divided by Net revenues.

Adjusted diluted earnings per share: is calculated by adjusting Diluted earnings per share for the post-tax impact per share of the same items excluded from Adjusted operating income as well as tax expense/(benefit) items that are considered rare or infrequent, or whose nature would distort the presentation of the ongoing tax charge of the Company. We believe this non-GAAP measure is useful because it also excludes items that we do not believe are indicative of the Company’s ongoing operating performance and provides investors with a more meaningful comparison of the Company’s ongoing quality of earnings. Refer to the section “Company results” below for a reconciliation of this non-GAAP measure to Diluted earnings per share from operations, which is the most directly comparable measure included in our Semi-Annual Condensed Consolidated Financial Statements. Adjusted diluted EPS should not be considered as a substitute for Basic earnings per share, Diluted earnings per share from operations or other methods of analyzing our quality of earnings as reported under IFRS.
Industrial free cash flows: is our key cash flow metric and is calculated as Cash flows from operating activities less: (i) cash flows from operating activities from discontinued operations; (ii) cash flows from operating activities related to financial services, net of eliminations; (iii) investments in property, plant and equipment and intangible assets for industrial activities and (iv) contributions of equity to joint ventures and minor acquisitions of consolidated subsidiaries and equity method and other investments; and adjusted for: (i) net intercompany payments between continuing operations and discontinued operations; (ii) proceeds from disposal of assets and (iii) contributions to defined benefit pension plans, net of tax. The timing of Industrial free cash flows may be affected by the timing of monetization of receivables, factoring and the payment of accounts payables, as well as changes in other components of working capital, which can vary from period to period due to, among other things, cash management initiatives and other factors, some of which may be outside of the Company’s control. In addition, Industrial free cash flows is one of the metrics used in the determination of the annual performance bonus for eligible employees, including members of the senior management. We believe that this measure is useful for investors to facilitate their review and evaluation of the cash generation of our industrial operations, net of investing needs.
Refer to “Liquidity and capital resources” — “Industrial free cash flows” for further information and the reconciliation of this non-GAAP measure to Cash flows from operating activities, which is the most directly comparable measure included in our Semi-Annual Condensed Consolidated Statement of Cash Flows. Industrial free cash flows should not be considered as a substitute for Net profit/(loss), cash flow or other methods of analyzing our results as reported under IFRS.
Industrial net financial position is calculated as: Debt plus derivative financial liabilities related to industrial activities less (i) cash and cash equivalents; (ii) financial securities that are considered liquid; (iii) current financial receivables from the Company or its jointly controlled financial services entities and (iv) derivative financial assets and collateral deposits. Therefore, debt, cash and cash equivalents and other financial assets/liabilities pertaining to Stellantis’ financial services entities are excluded from the computation of the Industrial net financial position. Industrial net financial position includes the Industrial net financial position classified as held for sale. We believe it is useful for investors to report the Industrial net financial position to assist in comparability with the industrial operations of our peers. Refer to “Liquidity and capital resources” — “Industrial net financial position” for further information.

Company results
The following is a discussion of the Company's results of operations for the six months ended June 30, 2025 compared to the six months ended June 30, 2024.

	Six months ended June 30,
(€ million)	2025	2024
Net revenues	€74,261	€85,017
Cost of revenues	68,267	69,818
Selling, general and other costs	4,174	4,564
Research and development costs	3,371	2,819
Gains/(losses) on disposal of investments	(204)	(46)
Restructuring costs	522	1,212
Share of the profit/(loss) of equity method investees	(433)	81
Operating income/(loss)	(2,710)	6,639
Net financial expenses/(income)	160	(350)
Profit/(loss) before taxes	(2,870)	6,989
Tax expense/(benefit)	(614)	1,342
Net profit/(loss)	€(2,256)	€5,647

Net profit/(loss) attributable to:
Owners of the parent	€(2,240)	€5,624
Non-controlling interests	€(16)	€23
Net revenues

	Six months ended June 30,		Increase/(Decrease)
(€ million)	2025	2024	2025 vs. 2024
Net revenues	€74,261	€85,017	(12.7)%
The following charts present Company’s Net revenues walk by operational driver for 2025 compared to the corresponding period in 2024:
See — Results by segment below for a discussion of Net revenues for each of our six reportable segments (North America, Enlarged Europe, Middle East & Africa, South America, China and India & Asia Pacific, and Maserati).

Cost of revenues

	Six months ended June 30,		Increase/(Decrease)
(€ million)	2025	2024	2025 vs. 2024
Cost of revenues	€68,267	€69,818	(2.2)%
Cost of revenues as % of Net revenues	91.9%	82.1%
The decrease in Cost of revenues during the six months ended June 30, 2025 compared to the corresponding period in 2024, was primarily related to: (i) lower shipment volumes in North America and Enlarged Europe partially offset by (ii) costs related to the expansion of the Takata airbags recall campaign in Enlarged Europe; (iii) platform impairments, program cancellations and supplier claims, and (iv) impairment and other costs related to the discontinuation of the hydrogen fuel cell technology development program in Enlarged Europe. Refer to Note 8, Property, plant and equipment and to Note 7, Other intangible assets within the Semi-Annual Condensed Consolidated Financial Statements included elsewhere in this report for additional information.
Selling, general and other costs

	Six months ended June 30,		Increase/(Decrease)
(€ million)	2025	2024	2025 vs. 2024
Selling, general and other costs	€4,174	€4,564	(8.5)%
Selling, general and other costs as % of Net revenues	5.6%	5.4%
The decrease in Selling, general and other costs during the six months ended June 30, 2025 compared to the corresponding period in 2024, was primarily related to the recognition of indirect tax credits in South America and the gain on disposal from the sale of the Luton plant in the UK.
Research and development costs

	Six months ended June 30,		Increase/(Decrease)
(€ million)	2025	2024	2025 vs. 2024
Research and development expenditures expensed	€1,411	€1,542	(8.5)%
Amortization of capitalized development expenditures	1,088	1,076	1.1%
Impairment and write-off of capitalized development expenditures	872	201	333.8%
Total Research and development costs	€3,371	€2,819	19.6%

	Six months ended June 30,
	2025	2024
Research and development expenditures expensed as % of Net revenues	1.9%	1.8%
Amortization of capitalized development expenditures as % of Net revenues	1.5%	1.3%
Impairment and write-off of capitalized development expenditures as % of Net revenues	1.2%	0.2%
Total Research and development cost as % of Net revenues	4.5%	3.3%
Research and development expenditures expensed during the six months ended June 30, 2025 decreased by 8.5 percent as compared to the corresponding period in 2024 was primarily driven by cost optimization initiatives.
Amortization of capitalized development expenditures during the six months ended June 30, 2025 were substantially unchanged as compared to the corresponding period in 2024.
Impairments of capitalized development expenditures recognized in the six months ended June 30, 2025 were attributable to: (i) impairment of platforms used for Maserati and Alfa Romeo vehicles, (ii) impairments as a result of program cancellations, and (iii) impairments as a result of the Company’s decision to discontinue its hydrogen fuel cell technology program.

Total Research and development expenditures during the six months ended June 30, 2025 and 2024 were as follows:

	Six months ended June 30,		Increase/(Decrease)
(€ million)	2025	2024	2025 vs. 2024
Capitalized development expenditures excl.borrowing costs(1)	€1,705	€2,078	(17.9)%
Research and development expenditures expensed	1,411	1,542	(8.5)%
Total Research and development expenditures	€3,116	€3,620	(13.9)%

Capitalized development expenditures as % of Total Research and development expenditures	54.7%	57.4%
Total Research and development expenditures as % of Net revenues	4.2%	4.3%
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(1) Additions to capitalized development expenditures of €1,822 million and €2,175 million adjusted to remove capitalized borrowing costs of €117 million and €97 million for the six months ended June 30, 2025 and 2024, respectively, in accordance with IAS 23 - Borrowing costs (Revised)
Total Research and development expenditures during the six months ended June 30, 2025 has decreased compared to the corresponding period in 2024. Research and development expenditures expensed decreased by 8.5 percent as mentioned above, and Capitalized development expenditures (excluding borrowing costs) were 17.9 percent lower for the six months ended June 30, 2025 compared to the corresponding period in 2024, as the prior period reflected significant investments in a new product wave including investments in key products on the STLA Medium platform (including Peugeot 3008/5008 and Opel Grandland), STLA Large platform and Smart Car platform (including Citroën C3, Opel Frontera).
Restructuring costs

	Six months ended June 30,		Increase/(Decrease)
(€ million)	2025	2024	2025 vs. 2024
Restructuring costs	€522	€1,212	(56.9)%
Restructuring costs decreased during the six months ended June 30, 2025 compared to the same period in 2024, primarily due to a lower level of workforce reduction activities in the Enlarged Europe region.
Share of the profit/(loss) of equity method investees

	Six months ended June 30,		Increase/(Decrease)
(€ million)	2025	2024	2025 vs. 2024
Share of the profit/(loss) of equity method investees	€(433)	€81	(634.6)%
For the six months ended June 30, 2025, the Company recorded a Share of loss of equity method investees compared to a Share of profit of equity method investees in the same period in 2024. This variance was primarily attributable to charges of €404 million recognized following the Company’s decision to discontinue its hydrogen fuel cell technology program, including the full impairment of its 33.3 percent interest in the Symbio joint venture, amounting to €179 million, the impairment of loans granted to Symbio for €162 million and provisions for risk of €63 million. For further details, refer to Note 7, Other intangible assets, within the Semi-Annual Condensed Consolidated Financial Statements included elsewhere in this report for additional information.

Net financial expenses/(income)

	Six months ended June 30,		Increase/(Decrease)
(€ million)	2025	2024	2025 vs. 2024
Net financial expenses/(income)	€160	€(350)	(145.7)%
For the six months ended June 30, 2025, the Company recorded Net financial expenses of €160 million, compared to Net financial income of €350 million in the same period of 2024. The variance is primarily driven by lower interest income from liquidity investments, reflecting both reduced liquidity levels and a decline in short-term market rates, and expenses recognized during the period upon termination of commodity derivative contracts. Refer to Note 10, Financial assets, within the Semi-Annual Condensed Consolidated Financial Statements for additional information.

Tax expense/(benefit)

	Six months ended June 30,		Increase/(Decrease)
(€ million)	2025	2024	2025 vs. 2024
Tax expense/(benefit)	€(614)	€1,342	(145.8)%
Effective tax rate	21.4%	19.2%
The effective tax rate of 21.4 percent for the six months ended June 30, 2025, is higher compared to the effective tax rate of 19.2 percent for the six months ended June 30, 2024. The increase in effective tax rate is primarily related to an increased proportion of earnings in higher tax rate jurisdictions driven by decreased results in North America and in Enlarged Europe. The current period loss before tax resulted in a corresponding overall tax benefit for the six months ended June 30, 2025, driven primarily by decreased results in North America and Enlarged Europe.
The Company’s ability to realize the full value of its deferred tax assets is dependent upon the generation of future taxable income. Based on the losses generated for the six months ended June 30, 2025, we are closely monitoring the realizability of our recognized deferred tax assets. If actual future taxable income differs from current estimates, the Company may be required to de-recognize deferred tax assets, which could materially impact future results.
Net profit/(loss)

	Six months ended June 30,		Increase/(Decrease)
(€ million)	2025	2024	2025 vs. 2024
Net profit/(loss)	€(2,256)	€5,647	(140.0)%
For the six months ended June 30, 2025, the Company recorded a Net loss of €2,256 million compared to a Net profit of €5,647 million in the same period of 2024. The variance was primarily driven by: (i) lower operating performance in North America and Enlarged Europe; (ii) charges recognized as a result of program cancellations and corresponding supplier claims, (iii) charges recognized as a result of the Company’s decision to discontinue its hydrogen fuel cell technology program, and (iv) impairment of platforms used for Maserati and Alfa Romeo vehicles.

Adjusted operating income

	Six months ended June 30,		Increase/(Decrease)
(€ million)	2025	2024	2025 vs. 2024
Adjusted operating income	€540	€8,463	(93.6)%
Adjusted operating income margin (%)	0.7%	10.0%	-930 bps
The following chart presents the change in Adjusted operating income/(loss) by segment for the six months ended June 30, 2025 compared to the corresponding period in 2024.
Refer to — Results by segment below for a discussion of Adjusted operating income/(loss) for each of our six reportable segments (North America, Enlarged Europe, Middle East & Africa, South America, China and India & Asia Pacific, and Maserati).

The following table is the reconciliation of Net profit/(loss), which is the most directly comparable measure included in the Semi-Annual Condensed Consolidated Income Statement, to Adjusted operating income:

(€ million)	Six Months Ended June 30, 2025
Net profit/(loss)	€(2,256)
Tax expense/(benefit)	(614)
Net financial expenses/(income)	160
Operating income/(loss)	€(2,710)
Adjustments:
Restructuring and other costs, net of reversals	€522
Takata airbags recall campaign	239
Impairments and supplier claims
Platform impairments	578
Program cancellations and supplier claims	789
Fuel cell program discontinuation	733
CAFE(1) penalty rate	269
Stellantis Türkiye(2) disposal	246
Other	(126)
Total Adjustments	3,250
Adjusted operating income	€540
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(1) Corporate Average Fuel Economy (“CAFE”)
(2) Stellantis Otomotiv Pazarlama A.S. (“Stellantis Türkiye”)

(€ million)	Six Months Ended June 30, 2024
Net profit/(loss)	€5,647
Tax expense/(benefit)	1,342
Net financial expenses/(income)	(350)
Operating income/(loss)	€6,639
Adjustments:
Restructuring and other costs, net of reversals	€1,212
Impairment expense and supplier obligations, net of reversals	388
Takata airbags recall campaign, net of recoveries	79
Other	145
Total Adjustments	1,824
Adjusted operating income	€8,463
During the six months ended June 30, 2025, Adjusted operating income excluded the following items, primarily related to:
•€522 million of restructuring and other costs, primarily related to workforce reductions, mainly in Enlarged Europe, partially offset by a €41 million reduction in estimated North America restructuring costs;
•€239 million of Takata airbags recall campaign, related to stop-drive campaign on certain vehicles in Enlarged Europe announced in June 2025;
•€578 million of platform impairments. Due to reduced volumes, platforms used for Maserati and Alfa Romeo vehicles were impaired and recognized in Maserati for €552 million and in Enlarged Europe for €26 million;
•€789 million of program cancellations and supplier claims, primarily related to programs cancelled as a result of strategic reviews and corresponding supplier claims;

•€733 million related to the Company decision to discontinue its hydrogen fuel cell strategy. As a result, the following items have been impaired: (i) investment in Symbio (€179 million), (ii) loans granted to Symbio (€162 million), (iii) capitalized development expenditures and property, plant and equipment related to fuel cells (€329 million), and (iv) in addition, provisions for risks were recognized (€63 million);
•€269 million of CAFE penalty rate. As a result of the elimination of CAFE fines with the enactment of the One Big Beautiful Bill Act (“OBBB”), the Company recognized a net expense of €97 million, comprised of net €172 million of CAFE credits recognized as a reduction of Cost of revenues, which remains included in Adjusted operating income as these amounts reduced prior year CAFE fines, and a net expense of €269 million, which is excluded from AOI and comprised of (i) elimination of the CAFE provision of €844 million, (ii) impairment of the regulatory credit assets of €609 million, and (iii) onerous contracts related to contractual purchase commitments for CAFE credits of €504 million;
•€246 million related to the sale of Stellantis Türkiye to the Company’s joint venture, Tofas-Turk Otomobil Fabrikasi A.S. (“Tofas”), for which the Company recognized an estimated loss on disposal of €246 million, driven primarily by the recycling of the cumulative translation reserve from Equity to the Consolidated Income Statement upon disposal; and
•€(126) million of Other, primarily related to (i) adjustments to costs previously recognized to support the workforce during the transformation of certain plants in North America, (ii) gains on sales of real estate in Enlarged Europe, and (iii) a gain from dilution related to the investment in Archer Aviation.
During the six months ended June 30, 2024, Adjusted operating income excluded adjustments primarily related to:
•€1,212 million of restructuring and other costs, primarily related to workforce reductions;
•€388 million of impairments, primarily related to certain platform assets in Maserati and Enlarged Europe, net of reversal; and
•€145 million of Other, primarily related to costs to support the workforce during the transformation of a plant in North America.
Diluted and Adjusted diluted EPS

	Six months ended June 30,		Increase/(Decrease)
(€ per share)	2025	2024	2025 vs. 2024
Diluted EPS	€(0.78)	€1.86	(141.9)%
Adjusted diluted EPS	€0.18	€2.36	(92.4)%
For the six months ended June 30, 2025, as a result of the loss attributable to owners of the parent, the theoretical effect that would arise if the share-based payment plans were exercised was not taken into consideration in the calculation of diluted earnings per share as this would have had an anti-dilutive effect.
The following table summarizes the reconciliation of Diluted (loss)/earnings per share to Adjusted diluted earnings per share:

	Six months ended June 30,
(€ million except otherwise noted)	2025	2024
Net (loss)/profit attributable to owners of the parent	(2,240)	5,624
Weighted average number of shares outstanding (000)	2,882,611	3,002,791
Number of shares deployable for share-based compensation (000)(1)	—	21,659
Weighted average number of shares outstanding for diluted earnings per share (000)	2,882,611	3,024,450
Diluted (loss)/earnings per share (A) (€/share)	(0.78)	1.86

Adjustments, per above	3,250	1,824
Tax impact on adjustments(2)	(470)	(316)
Total adjustments, net of taxes	2,780	1,508
Number of shares deployable for share-based compensation (000)(1)	17,162	—
Adjusted dilutive impact per share	0.00	—
Impact of adjustments above, net of taxes, on Diluted earnings per share (B) (€/share)	0.96	0.50
Adjusted Diluted earnings per share (€/share) (A+B)	0.18	2.36
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(1) For the six-month period ended June 30, 2025, the Company reported a loss attributable to the owners of the parent. Consequently, the potential dilutive impact of share-based payment plans was excluded from the calculation of diluted earnings/(loss) per share, as their inclusion would have been anti-dilutive. However, for the purpose of calculating Adjusted diluted earnings per share, the adjusted net result reflects a profit. Therefore, the potential dilutive effect of share-based payment plans has been included in this calculation, as their impact is dilutive under these circumstances
(2) Tax impact on adjustments is calculated based on the expected local country tax implications for each adjustment

Results by segment
The following are the results by segment for the six months ended June 30, 2025 and 2024:

	Net revenues		Adjusted operating income/(loss)		Consolidated Shipments
	Six months ended June 30,
(€ million, except shipments which are in thousands of units)	2025	2024	2025	2024	2025	2024
North America	€28,198	€38,353	€(951)	€4,366	647	838
Enlarged Europe	29,241	29,969	9	2,060	1,289	1,387
Middle East & Africa	4,944	5,005	768	1,047	225	214
South America	7,769	7,367	1,188	1,150	471	394
China and India & Asia Pacific	923	1,072	19	57	28	32
Maserati	369	631	(139)	(82)	4.2	6.5
Other activities	3,109	2,908	(60)	(59)	—	—
Unallocated items & eliminations(1)	(292)	(288)	(294)	(76)	—	—
Total	€74,261	€85,017	€540	€8,463	2,664	2,872
________________________________________________________________________________________________________________________________________________
(1) Primarily includes intercompany transactions which are eliminated on consolidation
The following are the market shares by segment for the six months ended June 30, 2025 and 2024:

	Market share(1)
	Six months ended June 30,
	2025	2024
North America	7.0%	8.2%
Enlarged Europe	16.1%	17.6%
Middle East & Africa	11.9%	13.2%
South America	23.5%	22.7%
India & Asia Pacific	0.4%	0.5%
China	0.2%	0.2%
Maserati	1.5%	1.8%

________________________________________________________________________________________________________________________________________________
(1) Industry and market share information is derived from third-party industry sources (e.g. Agence Nationale des Titres Sécurisés (“ANTS”), Associação Nacional dos Fabricantes de Veículos Automotores (“ANFAVEA”), Ministry of Infrastructure and Sustainable Mobility (“MIMS”), Ward’s Automotive) and internal information. Represents passenger cars (“PC”) and light commercial vehicles (“LCV”), except as noted
•Enlarged Europe excludes Russia and Belarus; From 2025, includes Israel and Palestine (prior periods have not been restated);
•Middle East & Africa exclude Iran, Sudan and Syria; From 2025, excludes Israel and Palestine (prior periods have not been restated);
•South America excludes Cuba
•India & Asia Pacific reflects aggregate for major markets where Stellantis competes (Japan (PC), India (PC), South Korea (PC + Pickups), Australia, New Zealand and South East Asia)
•China represents PC only and includes licensed sales from Dongfeng Peugeot Citroën Automobiles (“DPCA”)
•Maserati reflects aggregate for 17 major markets where Maserati competes and is derived from S&P Global data, Maserati competitive segment and internal information
Figures may not add due to rounding. Prior period figures have been updated to reflect current information provided by third-party industry sources
Refer to Note 23, Segment reporting in the Semi-Annual Condensed Consolidated Financial Statements for additional information on the Company’s reportable segments.

The following is a discussion of Net revenues, Shipments and Adjusted operating income/(loss) for each of our six reportable segments for the six months ended June 30, 2025 as compared to the six months ended June 30, 2024.
•Volume & Mix: Reflects changes in new car volumes (consolidated shipments), driven by industry volume, market share and dealer stocks, and mix evolutions such as channel, product line and trim mix. It also reflects the impact of some non-pricing items;
•Vehicle Net Price: Reflects changes in prices, net of discounts and other sales incentive programs;
•Industrial: Reflects manufacturing and purchasing cost changes associated with content, technology and enhancement of vehicle features, as well as industrial, logistics and purchasing efficiencies and inefficiencies. The impact of fixed manufacturing costs absorption related to the change in production output is included here. Cost changes to purchasing of raw materials, warranty, compliance costs, as well as depreciation related to property, plant and equipment are also included here. This also encompasses costs of tariffs;
•SG&A: Primarily includes costs for advertising and promotional activities, purchased services, information technology costs and other costs not directly related to the development and manufacturing of Stellantis products;
•R&D: Includes research and development costs, as well as amortization of capitalized development expenditures; and
•FX and Other: includes other items not mentioned above, such as used cars, parts & services, sales to partners, royalties, as well as foreign currency exchange translation, transaction and hedging.

North America

	Six months ended June 30,		Increase/(Decrease)
	2025	2024	2025 vs. 2024
Consolidated shipments (thousands of units)	647	838	(22.8)%
Net revenues (€ million)	€28,198	€38,353	(26.5)%
Adjusted operating income/(loss)(€ million)	€(951)	€4,366	(121.8)%
Adjusted operating income margin (%)	(3.4)%	11.4%	-1,480 bps
The Company's market share(1) in North America of 7.0 percent for the six months ended June 30, 2025 reflected a decrease of 120 bps from 8.2 percent in the same period in 2024. The U.S. market share(1) of 7.3 percent reflected a decrease of 110 bps from 8.4 percent in the same period in 2024.
Shipments
North America shipments decreased in the six months ended June 30, 2025 compared to the corresponding period in 2024 and was mainly due to reduced production of imported vehicles most impacted by tariffs, lower fleet channel sales and production gaps resulting from discontinued models.
Net revenues
The decrease in North America Net revenues in the six months ended June 30, 2025 compared to the corresponding period in 2024 was primarily due to production gaps resulting from discontinued models, as well as reduced production of certain products most impacted by tariffs.
Adjusted operating income/(loss)
The following chart reflects the change in North America Adjusted operating income/(loss) by operational driver for the six months ended June 30, 2025 compared to the same period in 2024.
The decrease in North America Adjusted operating income/(loss) in the six months ended June 30, 2025 compared to the same period in 2024 was due to significant unfavorable impacts from volume and mix, increased sales incentives, as well as unfavorable variable cost absorption and warranty costs.

_______________________________________________________________________________________________________________________________________________
(1) Industry and market share information is derived from third-party industry sources (e.g. Agence Nationale des Titres Sécurisés (“ANTS”), Associação Nacional dos Fabricantes de Veículos Automotores (“ANFAVEA”), Ministry of Infrastructure and Sustainable Mobility (“MIMS”), Ward’s Automotive) and internal information

Enlarged Europe

	Six months ended June 30,		Increase/(Decrease)
	2025	2024	2025 vs. 2024
Consolidated shipments (thousands of units)	1,289	1,387	(7.1)%
Net revenues (€ million)	€29,241	€29,969	(2.4)%
Adjusted operating income (€ million)	€9	€2,060	(99.6)%
Adjusted operating income margin (%)	—%	6.9%	-690 bps
The Company's market share(1) in the EU30 for the six months ended June 30, 2025, decreased 120 bps to 17.0 percent from 18.2 percent in the same period in 2024.
Shipments
Shipments in Enlarged Europe decreased in the six months ended June 30, 2025 compared to the corresponding period in 2024, mainly driven by slower ramp of recently launched B-segment vehicles, partially offset by higher volumes of Fiat 600, Peugeot 3008 and 5008, as well as Jeep Avenger.
Net revenues
The decrease in Enlarged Europe Net revenues in the six months ended June 30, 2025 compared to the corresponding period in 2024 was mainly due to decreased volumes and higher incentive levels, partially offset by positive impacts from vehicle mix.

_____________________________________________________________________________________________________________________________________________
(1) EU30 = EU27 (excluding Malta) and including Iceland, Norway, Switzerland and UK. Industry and market share information is derived from third-party industry sources (e.g. Agence Nationale des Titres Sécurisés (“ANTS”), Associação Nacional dos Fabricantes de Veículos Automotores (“ANFAVEA”), Ministry of Infrastructure and Sustainable Mobility (“MIMS”), Ward’s Automotive) and internal information

Adjusted operating income
The following chart reflects the change in Enlarged Europe Adjusted operating income by operational driver for the six months ended June 30, 2025 compared to the same period in 2024.
The decrease in Enlarged Europe Adjusted operating income in the six months ended June 30, 2025 compared to the same period in 2024 was primarily due to higher sales incentives, lower volumes and unfavorable mix, partially offset by reduced sales of vehicles with a buyback commitment.
Middle East & Africa

	Six months ended June 30,		Increase/(Decrease)
	2025	2024	2025 vs. 2024
Combined shipments (thousands of units)	251	273	(8.1)%
Consolidated shipments (thousands of units)	225	214	5.1%
Net revenues (€ million)	€4,944	€5,005	(1.2)%
Adjusted operating income (€ million)	€768	€1,047	(26.6)%
Adjusted operating income margin (%)	15.5%	20.9%	-540 bps

The Company's market share(1) in the Middle East & Africa for the six months ended June 30, 2025, decreased 130 bps to 11.9 percent from 13.2 percent in the same period in 2024.

_______________________________________________________________________________________________________________________________________________
(1) Industry and market share information is derived from third-party industry sources (e.g. Agence Nationale des Titres Sécurisés (“ANTS”), Associação Nacional dos Fabricantes de Veículos Automotores (“ANFAVEA”), Ministry of Infrastructure and Sustainable Mobility (“MIMS”), Ward’s Automotive) and internal information

Shipments
The increase in consolidated shipments in Middle East & Africa in the six months ended June 30, 2025 compared to the corresponding period in 2024 was mainly due to increased shipments of Citroën Berlingo, Peugeot Partner, Opel/Vauxhall Combo and Fiat Doblo Cargo, partially offset by continued impacts from regional importation restrictions.
Net revenues
The decrease in Middle East & Africa Net revenues in the six months ended June 30, 2025 compared to the corresponding period in 2024 was primarily due to unfavorable foreign exchange translation effects, mainly from Turkish Lira, largely offset by increases in volumes and favorable mix, as well as increases in net pricing.
Adjusted operating income
The following chart reflects the change in Middle East & Africa Adjusted operating income by operational driver for the six months ended June 30, 2025 compared to the same period in 2024.
The decrease in Middle East & Africa Adjusted operating income in the six months ended June 30, 2025 compared to the same period in 2024 was mainly due to unfavorable foreign exchange transaction and translation effects primarily related to the Turkish Lira, partially offset by positive pricing actions.

South America

	Six months ended June 30,		Increase/(Decrease)
	2025	2024	2025 vs. 2024
Consolidated shipments (thousands of units)	471	394	19.5%
Net revenues (€ million)	€7,769	€7,367	5.5%
Adjusted operating income (€ million)	€1,188	€1,150	3.3%
Adjusted operating income margin (%)	15.3%	15.6%	-30 bps
The Company's market share(1) in South America for the six months ended June 30, 2025 increased 80 bps to 23.5 percent from 22.7 percent in the same period in 2024. The Company's market share in Brazil and Argentina for the six months ended June 30, 2025 increased 80 bps to 30.1 percent from 29.3 percent and increased 180 bps to 32.7 percent from 30.9 percent, respectively, compared to the corresponding period in 2024.
Shipments
Shipments in South America increased in the six months ended June 30, 2025 compared to the corresponding period in 2024, driven primarily by increased volumes in Argentina, as well as the increased shipments of the Fiat Strada, Fastback and Argo.
Net revenues
The increase in South America Net revenues in the six months ended June 30, 2025 compared to the corresponding period in 2024 was due to increased volumes, mainly driven by Argentina, largely offset by foreign exchange impacts from Brazilian Real and Argentine Peso.
Adjusted operating income
The following chart reflects the change in South America Adjusted operating income by operational driver for the six months ended June 30, 2025 compared to the same period in 2024.
The increase in South America Adjusted operating income in the six months ended June 30, 2025 compared to the same period in 2024 was primarily due to increased volumes in Argentina and a benefit from recognition of Brazilian indirect tax credits, partially offset by unfavorable foreign exchange effects.

_______________________________________________________________________________________________________________________________________________
(1) Industry and market share information is derived from third-party industry sources (e.g. Agence Nationale des Titres Sécurisés (“ANTS”), Associação Nacional dos Fabricantes de Veículos Automotores (“ANFAVEA”), Ministry of Infrastructure and Sustainable Mobility (“MIMS”), Ward’s Automotive) and internal information

China and India & Asia Pacific

	Six months ended June 30,		Increase/(Decrease)
	2025	2024	2025 vs. 2024
Combined shipments (thousands of units)	28	32	(12.5)%
Consolidated shipments (thousands of units)	28	32	(12.5)%
Net revenues (€ million)	€923	€1,072	(13.9)%
Adjusted operating income (€ million)	€19	€57	(66.7)%
Adjusted operating income margin (%)	2.1%	5.3%	-320 bps

In China, we distribute imported vehicles primarily for the Jeep brand through an asset-light approach. Dongfeng Peugeot and Dongfeng Citroën brands in China are locally manufactured through DPCA under various license agreements. Dongfeng Peugeot Citroën Automobile Sales Co markets the DPCA vehicles in China.
We also produce the Jeep Compass and Jeep Meridian in India through our joint operation Fiat India Automobiles Private Limited (“FIAPL”) and we recognize our related interest in the joint operation on a line-by-line basis.
Shipments distributed by our consolidated subsidiaries, which include vehicles produced by FIAPL, are reported in both consolidated and combined shipments.
Shipments
The decrease in China and India & Asia Pacific consolidated shipments in the six months ended June 30, 2025 compared to the corresponding period in 2024 was mainly driven by lower shipments.
Net revenues
The decrease in China and India & Asia Pacific Net revenues in the six months ended June 30, 2025 compared to the corresponding period in 2024 was mainly due to lower volumes.
Adjusted operating income
The decrease in China and India & Asia Pacific Adjusted operating income in the six months ended June 30, 2025 compared to the same period in 2024 was mainly driven by decline in shipments, continued pricing pressures, and foreign exchange impacts, partially offset by increased share of profit of equity method investees, driven by improved results from Zhejiang Leapmotor Technology Co., Ltd.

Maserati

	Six months ended June 30,		Increase/(Decrease)
	2025	2024	2025 vs. 2024
Consolidated shipments (thousands of units)	4.2	6.5	(35.4)%
Net revenues (€ million)	€369	€631	(41.5)%
Adjusted operating income/(loss) (€ million)	€(139)	€(82)	69.5%
Adjusted operating income/(loss) margin (%)	(37.7)%	(13.0)%	-2,470 bps

Shipments
The decrease in Maserati shipments in the six months ended June 30, 2025 compared to the corresponding period in 2024 was mostly due to lower shipments across all markets.
Net revenues
The decrease in Maserati Net revenues in the six months ended June 30, 2025 compared to the corresponding period in 2024 was primarily due to lower volumes.
Adjusted operating income/(loss)
The decrease in Maserati Adjusted operating income/(loss) in the six months ended June 30, 2025 compared to the same period in 2024 was mainly due to decreased volume and mix impacts, as well as de-stocking and repositioning efforts in North America and China.

Liquidity and capital resources

Available liquidity
The following table summarizes our total Available liquidity:

(€ million)	At June 30, 2025	At December 31, 2024
Cash, cash equivalents and financial securities(1)	€32,836	€38,568
Undrawn committed credit lines	16,895	12,915
Cash, cash equivalents and financial securities - included within Assets held for sale	5	297
Total Available liquidity(2)	€49,736	€51,780
of which: Available liquidity of the Industrial Activities	€47,228	€49,481
________________________________________________________________________________________________________________________________________________
(1) Financial securities are comprised of short term or marketable securities which represent temporary investments but do not satisfy all the requirements to be classified as cash equivalents as they may be subject to risk of change in value (even if they are short-term in nature or marketable)
(2) The majority of our liquidity is available to our treasury operations in Europe and U.S.; however, liquidity is also available to certain subsidiaries which operate in other countries. Cash held in such countries may be subject to restrictions on transfer depending on the foreign jurisdictions in which these subsidiaries operate. Based on our review of such transfer restrictions in the countries in which we operate and maintain material cash balances, (and in particular in Argentina, in which we have €444 million cash and securities at June 30, 2025 (€680 million at December 31, 2024), and in Algeria, in which we have €373 million (€276 million at December 31, 2024)), we do not believe such transfer restrictions had an adverse impact on the Company’s ability to meet its liquidity requirements at the dates presented above. Cash and cash equivalents also include €511 million at June 30, 2025 (€451 million at December 31, 2024) held in bank deposits which are restricted to the operations related to securitization programs and warehouses credit facilities of Stellantis Financial Services U.S. (“SFS U.S.”)
Available liquidity of the industrial activities at June 30, 2025, decreased by €2.3 billion from December 31, 2024, primarily due to the €3.0 billion negative free cash flow of the period, a €2.0 billion dividend payment and a €1.3 billion negative effect due to foreign exchange translation. This was partially offset by funding actions, that include a new €4.0 billion committed credit line and €3.6 billion of bond issuances.
Our Available liquidity is subject to intra-month and seasonal fluctuations resulting from business and collection-payment cycles as well as to changes in foreign exchange conversion rates. Moreover, we tend to operate with negative working capital as we generally receive payment for vehicles within a few days of shipment, whereas there is a lag between the time when parts and materials are received from suppliers and when we pay for such parts and materials; therefore, in periods in which our vehicle shipments decline materially we will suffer a significant negative impact on cash flow and liquidity as we continue to pay suppliers for components purchased in a high volume environment during a period in which we receive lower proceeds from vehicle shipments. Plant shutdowns, whether associated with model year changeovers, or other factors such as temporary supplier interruptions or government-imposed restrictions, can have a significant negative impact on our revenues and working capital as we continue to pay suppliers while we do not receive proceeds from vehicle sales. Refer to the section — Cash flows below for additional information regarding the change in cash and cash equivalents.
Our liquidity is principally denominated in Euro and U.S. Dollar, with the remainder being distributed in various countries and denominated in the relevant local currencies. Out of the total cash, cash equivalents and financial securities available at June 30, 2025, €18.1 billion, or 55.1 percent (€21.4 billion, or 55 percent at December 31, 2024), were denominated in Euro and €8.6 billion, or 26.3 percent (€10.8 billion, or 28 percent at December 31, 2024), were denominated in U.S. Dollar.
At June 30, 2025, undrawn committed credit lines of €16.9 billion include the syndicated revolving credit facility (“RCF”) of €12.0 billion, originally signed in July 2021, amended and extended in July 2024 and further extended in June 2025, with a group of 29 relationship banks. The RCF is available for general corporate purposes and is structured in two tranches: €6.0 billion, with a 3-year tenor, and €6.0 billion, with a 5-year tenor, with each tranche benefiting from two further extension options, each of one year exercisable on the first and second anniversary of the amendment signing date. The first extension option was activated in June 2025, extending the maturities to July 2028 and July 2030, respectively, for the two tranches. The amount utilized under these credit lines was nil on June 30, 2025.

In January 2025, the Company entered a new committed credit line of €4.0 billion with a pool of relationship banks. The facility line is available for general corporate purposes, including without limitation the refinancing of existing indebtedness of the Company. The line expires in January 2026 and has two extension options, at the Company’s discretion, of six months each. The amount utilized under this credit line was nil on June 30, 2025.
In March 2024, a RCF committed credit line of $1 billion (€0.9 billion) was signed by SFS U.S. A first contractual extension option to extend the maturity by one year was activated in March 2025. As a result, the maturity of the line has been extended to March 2028 and, at June 30, 2025, it was one-third utilized at $330 million (€282 million).
Capital Market and Bank Debt
The Company issued five bonds during the period ended June 30, 2025:
(i) In March 2025, a USD bond with principal amount of $1,000 million with an interest rate of 6.45 percent and which matures in March 2035;
(ii) In March 2025, a USD bond with principal amount of $750 million with an interest rate of 5.75 percent and which matures in March 2030;
(iii) In March 2025, a USD bond with principal amount of $500 million with an interest rate of 5.35 percent and which matures in March 2028;
(iv) In June 2025, a EUR bond with principal amount of €700 million with an interest rate of 3.875 percent and which matures in June 2031; and
(v) In June 2025, a EUR bond with principal amount of €800 million with an interest rate of 4.625 percent and which matures in June 2035.
In March 2025, the Company repaid, at maturity, a €650 million note issued by PSA in 2018.
Borrowings from banks
In March 2025, the Company repaid, at maturity, a €300 million European Investment Bank loan.
Warehouse credit facilities
In June 2023, the First Investors Auto Receivables Corporation warehouse, with a capacity of $300 million, was extended to mature in June 2025 and in June 2025, was extended again to September 2025.
Asset-backed securities (“ABS”) term notes
In January 2025, SFS U.S., through SFS Auto Receivables Securitization Trust 2025-1, issued six classes of ABS Term Notes totaling $0.9 billion (€0.8 billion) in aggregate. The notes issued in each class bear a fixed rate. The ABS Term Notes are secured by a pool of prime retail loans.
In May 2025, SFS U.S., through Stellantis Financial Underwritten Enhanced Lease Trust 2025-A, issued six classes of ABS Term Notes totaling $1.5 billion (€1.3 billion) in aggregate. The notes issued in each class bear a fixed rate. The ABS Term Notes are secured by a pool of prime lease receivables.
In June 2025, SFS U.S., through SFS Auto Receivables Securitization Trust 2025-2, issued six classes of ABS Term Notes totaling $0.9 billion (€0.8 billion) in aggregate. The notes issued in each class bear a fixed rate. The ABS Term Notes are secured by a pool of prime retail loans.

Ratings
In March 2025, S&P revised Stellantis’ issuer credit rating and senior unsecured debt rating from “BBB+” to “BBB” and changed the outlook from negative to stable.
In May 2025, Moody’s revised Stellantis’ long-term issuer rating and senior unsecured debt rating from “Baa1” to “Baa2” and changed the outlook from negative to stable.
Cash flows
The following table summarizes the cash flows from operating, investing and financing activities for the six months ended June 30, 2025 and 2024. Refer to the Semi-Annual Condensed Consolidated Statement of Cash Flows for the six months ended June 30, 2025 and 2024 included in this Semi-Annual Report for additional information.

	Six months ended June 30,
(€ million)	2025	2024
Net cash from/(used in) operating activities(1)	€(2,287)	€3,970
Net cash from/(used in) investing activities(1)	(2,146)	(6,926)
Net cash from/(used in) financing activities(1)	1,937	(4,913)
Effects of changes in exchange rates	(1,236)	425
(Increase)/decrease in cash and cash equivalents included in asset held for sale	292	100
Increase/(decrease) in cash and cash equivalents	(3,440)	(7,344)
Net cash and cash equivalents at beginning of period	34,100	43,669
NET CASH AND CASH EQUIVALENTS AT END OF PERIOD	€30,660	€36,325
________________________________________________________________________________________________________________________________________________
(1) Effective June 2025, the company adjusted certain classification items in the presentation of its Condensed Consolidated Statement of Cash Flows. Refer to Note 1, Basis of preparation, within the Semi-Annual Condensed Consolidated Financial Statements for additional information. Comparative figures for June 2024 have been reclassified accordingly.

Operating activities
For the six months ended June 30, 2025, cash flows used in operating activities was the result of Loss before taxes of €2,870 million primarily adjusted by (1) add back €3,582 million for depreciation and amortization expense, (2) add back €2,155 million for other non-cash items, which was mainly attributable to impairments of Other intangible assets and Property, plant and equipment recognized in North America, Maserati and Enlarged Europe, (2) an increase in receivables from financing activities of €1,738 million, which was mainly attributable to financial services activity in North America, (3) the absorption of €2,824 million for the increase in carrying amount of leased vehicles related to financial services activity in North America, (4) an €833 million net decrease in provisions, primarily due to a decrease in sales incentives, and (5) for the negative effect of the increase in working capital of €653 million, which includes (i) an increase of €2,145 million in inventories driven by higher new vehicles stock and manufacturing inventories, (ii) an increase of €1,094 million in trade receivables mainly reflecting the increased activity in June 2025 compared to December 2024, and (iii) a negative impact of €165 million in other changes, partially offset by (iv) an increase of €2,751 million in trade payables primarily reflecting higher production levels in June 2025 as compared to December 2024.
For the six months ended June 30, 2024, cash flows from operating activities was the result of Net profit before taxes of €6,989 million primarily adjusted by (1) add back €3,598 million for depreciation and amortization expense, (2) a €97 million net increase in provisions, primarily due to an increase in restructuring provisions partially offset by decreases in sales incentives and warranty and recall campaigns, (3) the absorption for the increase in carrying amount of leased vehicles of €1,717 million primarily attributable to the growth in SFS U.S., (4) an increase in receivables from financing activities of €1,739 million, which was mainly attributable to increased retail and dealers financing of SFS U.S., and (5) for the negative effect of the increase in working capital of €2,152 million, which includes (i) an increase of €900 million in inventories the largest contributor to which was the Middle East & Africa segment, which experienced increased inventory levels as a result of temporary local regulatory matters, (ii) an increase of €497 million in trade receivables mainly reflecting seasonality, and (iii) a decrease of €1,109 million in trade payables primarily reflecting decreases in production in the last months of the period as compared to the prior year.

Investing activities
For the six months ended June 30, 2025, cash used in investing activities was primarily the result of (1) €4,447 million of investment in property, plant and equipment and intangible assets, including €1,705 million of capitalized development expenditures, (2) €711 million decrease in payables related to investments in property, plant and equipment and intangible assets, (3) €247 million investment for acquisitions of consolidated subsidiaries and equity method and other investments which is primarily due to €89 million of capital injections to joint ventures and associates, and €158 million in acquisitions of consolidated subsidiaries and equity method investments associates, that were partially offset by (4) the decrease in securities of €2,444 million mainly due to decrease in investments held by treasury companies and (5) €389 million net proceeds from disposals of shares in consolidated companies and of investments in non-consolidated companies.
For the six months ended June 30, 2024, cash used in investing activities was primarily the result of (1) €5,703 million of investment in property, plant and equipment and intangible assets, including €2,078 million of capitalized development expenditures, partly offset by €233 million increase in payables related to investments in property, plant and equipment and intangible assets, (2) €1,316 million investment for acquisitions of consolidated subsidiaries and equity method and other investments which is primarily due to €970 million of capital injections to joint ventures and associates, and €328 million in acquisitions of subsidiaries mainly relating to the acquisition of control of Punch Powertrain E-Transmission N.V., Comercial Automotiva and Groupe 2L Logistics, and (3) the increase in securities of €175 million mainly related to investments which are not classified as cash equivalent, that were partially offset by (4) €233 million net proceeds from disposals of shares in consolidated companies and of investments in non-consolidated companies.
Financing activities
For the six months ended June 30, 2025, cash used in financing activities resulted primarily from (1) the net increase in long-term debt of €6,301 million, including (i) the issuance of bonds for €3,566 million, (ii) the proceeds from the issuance of ABS Term Notes for €3,825 million and (iii) new other long-term debt of €1,427 million, (iv) the repayment of bonds for €650 million, (v) the repayment of ABS Term Notes for € 1,226 million, and (vi) the repayment of other long-term debt of €641 million, (2) the net decrease of €2,402 million in short-term debt and other financial liabilities, and (3) the payment of dividends of €1,962 million.
For the six months ended June 30, 2024, cash used in financing activities resulted primarily from (1) the payment of dividends of €4,653 million, (2) share buybacks of €1,998 million, partially offset by (3) the net increase in long-term debt of €1,069 million, including (i) the issuance of bonds for €1,250 million, (ii) the proceeds from the issuance of ABS Term Notes for €3,277 million and (iii) new other long-term debt of €504 million, partially offset by (iv) the repayment of bonds for €1,950 million, (v) the repayment of ABS Term Notes for €1,286 million, and (vi) other long-term debt of €726 million, and by (4) a net increase of €659 million in short-term debt and other financial liabilities.

Industrial free cash flows
The following table provides a reconciliation of Cash flows from operating activities, the most directly comparable measure included in our Semi-Annual Condensed Consolidated Statement of Cash Flows, to Industrial free cash flows for the six months ended June 30, 2025 and 2024:

	Six months ended June 30,
(€ million)	2025	2024
Cash flows from/(used in) operating activities(1)	(2,287)	3,970
Less: Financial services, net of inter-segment eliminations(1)	(4,397)	(2,384)
Less: Capital Expenditures and capitalized research and development expenditures and change in amounts payable on property, plant and equipment and intangible assets for industrial activities	5,136	5,438
Add: Proceeds from disposal of assets and other changes in investing activities	473	163
Less: Contributions of equity to joint ventures and minor acquisitions of consolidated subsidiaries and equity method and other investments	480	1,495
Add: Defined benefit pension contributions, net of tax	28	24
Industrial free cash flows	€(3,005)	€(392)
________________________________________________________________________________________________________________________________________________
(1) Effective H1 2025, two types of cash flows were reclassified to cash flows from operating activities: (i) the net change in receivables related to financial services activities have been reclassified from investing activities as these are part of our principal revenue-generating activities and (ii) certain financial receivables related to factoring transactions from financing activities. Refer to Note 1, Basis of preparation, within the Semi-Annual Condensed Consolidated Financial Statements for additional information. Comparative figures for June 2024 have been reclassified accordingly
Industrial free cash flow amounted to a net cash absorption of €3,005 million for the six months ended June 30, 2025, a decrease of €2,613 million, compared to the Industrial free cash flow net absorption of €392 million for the six months ended June 30, 2024. The main contributors to the decrease in free cash flow were (1) a decrease of €4,244 million in cash flows from industrial operating activities, as a result of (i) a €9,859 million decrease in Profit before taxes from industrial activities, partially offset by (ii) a lower absorption of cash in working capital of industrial activities of €2,628 million, (2) a decrease in capital expenditures and capitalized research and development expenditures and change in amounts payable on property, plant and equipment and intangible assets for industrial activities of €302 million, and (3) a decrease in contributions of equity to joint ventures and minor acquisitions for €1,015 million.

Industrial net financial position

	At June 30, 2025			At December 31, 2024
(€ million)	Stellantis	Industrial activities	Financial services	Stellantis	Industrial activities	Financial services
Third parties debt (Principal)	€(40,217)	€(25,195)	€(15,022)	€(36,609)	€(23,499)	€(13,110)
Capital market(1)	(22,674)	(20,957)	(1,717)	(20,003)	(18,542)	(1,461)
Bank debt	(2,657)	(1,486)	(1,171)	(3,562)	(1,902)	(1,660)
Other debt(2)	(12,556)	(435)	(12,121)	(10,488)	(515)	(9,973)
Lease liabilities	(2,330)	(2,317)	(13)	(2,556)	(2,540)	(16)
Accrued interest and other adjustments(3)	(582)	(505)	(77)	(618)	(572)	(46)
Debt with third parties (excluding held for sale)	(40,799)	(25,700)	(15,099)	(37,227)	(24,071)	(13,156)
Debt classified as held for sale	(135)	—	(135)	(128)	(60)	(68)
Debt with third parties including held for sale	(40,934)	(25,700)	(15,234)	(37,355)	(24,131)	(13,224)
Intercompany, net(4)	—	2,211	(2,211)	—	1,570	(1,570)
Current financial receivables from jointly-controlled financial services companies(5)	1,371	1,371	—	674	524	150
Debt, net of intercompany, and current financial receivables from jointly-controlled financial service companies	(39,563)	(22,118)	(17,445)	(36,681)	(22,037)	(14,644)
Derivative financial assets/(liabilities), net of collateral deposits(6)	202	205	(3)	222	212	10
Financial securities(7)	2,176	1,941	235	4,468	4,249	219
Cash and cash equivalents	30,660	28,964	1,696	34,100	32,409	1,691
Cash and cash equivalents classified as held for sale	5	—	5	297	295	2
Net financial position	€(6,520)	€8,992	€(15,512)	€2,406	€15,128	€(12,722)
________________________________________________________________________________________________________________________________________________
(1) Includes notes issued under the Medium Term Programme, or Medium Term Note (“MTN”) Programme, and other notes for €20,643 million at June 30, 2025 (€18,228 million at December 31, 2024), Schuldschein for €314 million (€314 million at December 31, 2024) and other financial instruments issued in financial markets, mainly from South America financial services companies for €1,717 million (€1,461 million at December 31, 2024)
(2) Includes asset-backed financing, i.e. sales of receivables for which de-recognition is not allowed under IFRS, for €6 million at June 30, 2025 (€49 million at December 31, 2024) and debt for securitizations programs, for €12,074 million at June 30, 2025 (€9,967 million at December 31, 2024)
(3) Includes adjustments for purchase accounting and net (accrued)/deferred interest and other amortizing cost adjustments
(4) Net amount between industrial activities entities' financial receivables due from financial services entities (€2,537 million at June 30, 2025 and €2,316 million at December 31, 2024) and industrial activities entities' financial payables due to financial services entities (€326 million at June 30, 2025 and €746 million at December 31, 2024)
(5) Financial receivables due from Stellantis Financial Services Europe JVs
(6) Fair value of derivative financial instruments (net positive €142 million at June 30, 2025 and net positive €215 million at December 31, 2024) and collateral deposits (€60 million at June 30, 2025 and €7 million at December 31, 2024)
(7) Excludes certain financial securities held pursuant to applicable regulations (€412 million at June 30, 2025 and €264 million at December 31, 2024) and non-liquid equity investments (€839 million at June 30, 2025 and €692 million at December 31, 2024) and other non-liquid securities (€261 million at June 30, 2025 and €347 million at December 31, 2024)

The €6.1 billion decrease in Industrial net financial position at June 30, 2025, as compared to December 31, 2024, primarily reflects the €3.0 billion negative free cash flow of the period, the dividend payment of €2.0 billion and €0.8 billion negative foreign exchange translation effects, due primarily to the weakening of the USD against the Euro.

Important events during the six months ended June 30, 2025
In March 2025, Stellantis ceased activities at its Luton plant in the UK.

In April 2025, Stellantis acquired a 20.6 percent equity interest in STM Financial, S.A. de C.V., a financial services company in Mexico. The investment supports Stellantis’ strategy to strengthen its automotive financing capabilities in Mexico and aligns with its global objective to expand direct financial services in key markets. Refer to Note 2, Scope of consolidation in the Semi-Annual Condensed Consolidated Financial Statements for additional information.
In April 2025, Stellantis completed the sale of its 100 percent interest in Stellantis Otomotiv Pazarlama A.S., a national sales company in Türkiye. Refer to Note 2, Scope of consolidation in the Semi-Annual Condensed Consolidated Financial Statements for additional information.
In May 2025, Stellantis announced that the Board had selected Antonio Filosa as the CEO, taking office from June 23, 2025 and on that date, a new leadership team was announced.
In June 2025, Stellantis renewed its labor agreement with the Italian trade unions for the second two-year phase of the Specific Collective Labor Agreement, originally signed in March 2023, and valid through 2026. The renewed agreement focuses on key areas including wage increases for employees, enhancements to performance bonus metrics, and the reactivation of the working group dedicated to job classification.
During the six months ended June 30, 2025, management concluded that due to limited availability of hydrogen refueling infrastructure, high capital requirements, and the need for stronger consumer purchasing incentives, the Company does not anticipate the adoption of hydrogen-powered light commercial vehicles before the end of the decade. As a result, in July 2025, the Company announced the decision to discontinue its hydrogen fuel cell technology development program. For a discussion of this decision’s impact on the Company’s financial statements, refer to Note 7, Other intangible assets in the Semi-Annual Condensed Consolidated Financial Statements for additional information.

Recent Developments
At an extraordinary Shareholders’ Meeting on July 18, 2025, the shareholders approved the appointment of Antonio Filosa as a member of the Board of Directors and an executive director of Stellantis.

Risks and uncertainties
The Company believes that the risks and uncertainties identified for the six months ended June 30, 2025 are in line with the main risks and uncertainties to which the Company is exposed and that were identified and discussed in the section Risk Management-Risk Factors in the Company's Annual Report and Form 20-F for the year ended December 31, 2024 filed with the SEC and AFM on February 27, 2025, (the “Annual Report”). Those risks and uncertainties should be read in conjunction with this Semi-Annual Report.

GUIDANCE AND OUTLOOK
H2 2025 STELLANTIS GUIDANCE

Net revenue	Increased versus H1 2025
Adjusted operating income margin	Low-single digits
Industrial free cash flow	Improved versus H1 2025
Notes:
Guidance assumes current tariff/trade rules in place as of July 29, 2025.

SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND NOTES AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 2025

STELLANTIS N.V. AND SUBSIDIARIES
SEMI-ANNUAL CONDENSED CONSOLIDATED INCOME STATEMENT
(in € million, except per share amounts)
(Unaudited)

		Six months ended June 30,
	Note	2025	2024
Net revenues	3	€74,261	€85,017
Cost of revenues		68,267	69,818
Selling, general and other costs		4,174	4,564
Research and development costs		3,371	2,819
Gains/(losses) on disposal of investments		(204)	(46)
Restructuring costs	15	522	1,212
Share of the profit/(loss) of equity method investees		(433)	81
Operating income/(loss)		(2,710)	6,639
Net financial expenses/(income)	4	160	(350)
Profit/(loss) before taxes		(2,870)	6,989
Tax expense/(benefit)	5	(614)	1,342
Net profit/(loss)		€(2,256)	€5,647

Net profit/(loss) attributable to:
Owners of the parent		€(2,240)	€5,624
Non-controlling interests		(16)	23
		€(2,256)	€5,647

Earnings/(loss) per share:	22
Basic (loss)/earnings per share		€(0.78)	€1.87
Diluted (loss)/earnings per share		€(0.78)	€1.86

The accompanying notes are an integral part of the Semi-Annual Condensed Consolidated Financial Statements.

STELLANTIS N.V. AND SUBSIDIARIES
SEMI-ANNUAL CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(in € million)
(Unaudited)

		Six months ended June 30,
	Note	2025	2024
Consolidated profit/(loss) for the period		€(2,256)	€5,647

Fair value remeasurement of cash flow hedges		260	593
of which, reclassified to the income statement		221	278
of which, recognized in equity during the period		39	315
Gains and losses from remeasurement of financial assets		115	(8)
of which, recognized in equity during the period		115	(8)
Exchange differences on translating foreign operations		(4,340)	463
Income tax (expense)/benefit		(137)	(143)
Share of Other comprehensive income/(loss) of equity method investees		(304)	17
Amounts to be potentially reclassified to profit or loss	21	(4,406)	922
Actuarial gains and losses on defined benefit pension obligations		(119)	(251)
Income tax (expense)/benefit		32	60
Share of Other comprehensive income/(loss) for equity method investees		9	5
Amounts not to be reclassified to profit or loss	21	(78)	(186)

TOTAL CONSOLIDATED COMPREHENSIVE INCOME/(LOSS) FOR THE PERIOD		€(6,740)	€6,383
of which, attributable to equity holders of the parent		(6,713)	6,358
of which, attributable to non-controlling interests		(27)	25

The accompanying notes are an integral part of the Semi-Annual Condensed Consolidated Financial Statements.

STELLANTIS N.V. AND SUBSIDIARIES
SEMI-ANNUAL CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(in € million)
(Unaudited)

	Note	At June 30, 2025	At December 31, 2024
Assets
Goodwill and intangible assets with indefinite useful lives	6	€29,286	€31,986
Other intangible assets	7	20,501	22,379
Property, plant and equipment	8	44,888	45,011
Equity method investments		8,632	9,100
Non-current financial assets	10	2,131	3,294
Other non-current assets and prepaid expenses	9	10,007	9,661
Deferred tax assets		4,472	4,371
Tax receivables		243	227
Total Non-current assets		120,160	126,029
Inventories	11	21,812	20,861
Assets sold with a buyback commitment		2,940	1,938
Trade receivables		6,364	5,506
Tax receivables		1,032	1,411
Other current assets and prepaid expenses	9	13,394	12,973
Current financial assets	10	4,029	3,872
Cash and cash equivalents		30,660	34,100
Assets held for sale		293	917
Total Current assets		80,524	81,578
Total Assets		€200,684	€207,607
Equity and liabilities
Equity	21
Equity attributable to owners of the parent		€73,117	€81,692
Non-controlling interests		406	423
Total Equity		73,523	82,115
Liabilities
Long-term debt	16	27,509	25,028
Other non-current financial liabilities		17	15
Other non-current liabilities	17	5,336	5,980
Non-current provisions	15	9,278	8,860
Employee benefits liabilities	14	5,158	5,441
Tax liabilities		477	475
Deferred tax liabilities		3,476	4,507
Total Non-current liabilities		51,251	50,306
Short-term debt and current portion of long-term debt	16	13,290	12,199
Current provisions	15	11,817	14,220
Employee benefits liabilities	14	472	583
Trade payables		29,922	29,684
Tax liabilities		143	475
Other liabilities	17	20,053	17,558
Other current financial liabilities		33	9
Liabilities held for sale		180	458
Total Current liabilities		75,910	75,186
Total Equity and liabilities		€200,684	€207,607

The accompanying notes are an integral part of the Semi-Annual Condensed Consolidated Financial Statements.

STELLANTIS N.V. AND SUBSIDIARIES
SEMI-ANNUAL CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(in € million)
(Unaudited)

		Six months ended June 30,
	Note	2025	2024
Profit/(loss) before taxes		€(2,870)	€6,989
Adjustments for non-cash items and other:
depreciation, amortization		3,582	3,598
other non-cash items		2,155	654
(gains) losses on disposals		154	9
Share of the profit/(loss) of equity method investees		433	(72)
Change in provisions and employee benefits liabilities		(833)	97
Change in carrying amount of leased vehicles		(2,824)	(1,717)
Net change in receivables related to financial services activities		(1,738)	(1,739)
Dividends received		227	296
Income tax received/(paid), net		80	(1,993)
Changes in working capital	12	(653)	(2,152)
Net cash from (used in) operating activities		(2,287)	3,970
Proceeds from disposals of shares in consolidated companies and of investments in non-consolidated companies		389	233
Acquisitions of consolidated subsidiaries and equity method investments		(247)	(1,316)
Proceeds from disposals of property, plant and equipment and of intangible assets		150	140
Investments in property, plant and equipment and intangible assets		(4,447)	(5,703)
Change in amounts payable on property, plant and equipment and of intangible assets		(711)	233
Net change in receivables from financing		275	(396)
Change in securities		2,444	(175)
Other		1	58
Net cash from (used in) investing activities		(2,146)	(6,926)
Dividends paid:
to Stellantis shareholders		(1,959)	(4,651)
to minority shareholders of subsidiaries		(3)	(2)
Proceeds from issuance of shares		—	10
(Purchases) sales of treasury shares		—	(1,998)
Changes in short-term debt and other financial assets and liabilities	16	(2,402)	659
Gross outflows in repayments of long-term debt	16	(2,517)	(3,962)
Proceeds from issuances of long-term debt	16	8,818	5,031
Net cash from (used in) financing activities		1,937	(4,913)
Effect of changes in exchange rates		(1,236)	425
(Increase)/decrease in cash and cash equivalents included in asset held for sale		292	100
Increase/(decrease) in cash and cash equivalents		(3,440)	(7,344)
Net cash and cash equivalents at beginning of period		34,100	43,669
Net cash and cash equivalents at end of the period		€30,660	€36,325

The accompanying notes are an integral part of the Semi-Annual Condensed Consolidated Financial Statements.

STELLANTIS N.V. AND SUBSIDIARIES
SEMI-ANNUAL CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(in € million)
(Unaudited)

	Attributable to the Owners of the parent
	Share capital	Treasury shares	Retained earnings and other reserves	Cash flow hedges	Remeasurement of the fair value of financial assets	Actuarial gains and losses on pension obligations plans	Effect of change in exchange rates	Cumulative share of OCI of equity method investees	Equity - Attributable to Owners of the parent	Non-controlling interests	Total equity
At December 31, 2023	€31	€(2,434)	€80,926	€(833)	€66	€3,217	€1,042	€(322)	€81,693	€427	€82,120
Other comprehensive income	—	—	—	450	(8)	(191)	461	22	734	2	736
Net profit/(loss)	—	—	5,624	—	—	—	—	—	5,624	23	5,647
Total Other comprehensive income	—	—	5,624	450	(8)	(191)	461	22	6,358	25	6,383
Issuance of special voting shares	8	—	(8)	—	—	—	—	—	—	—	—
Commitment to repurchase and repurchases of treasury shares	—	(1,998)	(2)	—	—	—	—	—	(2,000)	—	(2,000)
Cancellation of treasury shares	(1)	2,434	(2,433)	—	—	—	—	—	—	—	—
Distributions	—	—	(4,651)	—	—	—	—	—	(4,651)	—	(4,651)
Share-based compensation	—	—	71	—	—	—	—	—	71	—	71
Other changes(1)	—	—	289	(35)	—	—	—	—	254	147	401
At June 30, 2024	€38	€(1,998)	€79,816	€(418)	€58	€3,026	€1,503	€(300)	€81,725	€599	€82,324
____________________________________________________________________________________________________
(1) Includes the effect of hyperinflation for entities whose functional currency is the Turkish Lira, beginning from January 1, 2022, and the Argentine Peso, from July 1, 2018 of €299 million at June 30, 2024. Also includes €35 million deferred net hedging gains transferred to inventory, net of tax

	Attributable to the Owners of the parent
	Share capital	Treasury shares	Retained earnings excluding revaluations	Cash flow hedges	Remeasurement of the fair value of financial assets	Actuarial gains and losses on pension obligations plans	Effect of change in exchange rates	Cumulative share of OCI of equity method investees	Equity - Attributable to Owners of the parent	Non-controlling interests	Total equity
At December 31, 2024	€37	€(285)	€77,316	€(359)	€74	€3,129	€2,048	€(268)	€81,692	€423	€82,115
Other comprehensive income	—	—	—	176	62	(87)	(4,329)	(295)	(4,473)	(11)	(4,484)
Net profit/(loss)	—	—	(2,240)	—	—	—	—	—	(2,240)	(16)	(2,256)
Total Other comprehensive income	—	—	(2,240)	176	62	(87)	(4,329)	(295)	(6,713)	(27)	(6,740)
Distributions	—	—	(1,959)	—	—	—	—	—	(1,959)	(3)	(1,962)
Share-based compensation	—	—	26	—	—	—	—	—	26	—	26
Other changes(1)	—	—	72	(1)	—	—	—	—	71	13	84
At June 30, 2025	€37	€(285)	€73,215	€(184)	€136	€3,042	€(2,281)	€(563)	€73,117	€406	€73,523
________________________________________________________________________________________________________________________________________________
(1) Includes the effect of hyperinflation for entities whose functional currency is the Turkish Lira, beginning from January 1, 2022, and the Argentine Peso, from July 1, 2018 of €117 million at June 30, 2025. Also includes €1 million deferred net hedging gains transferred to inventory, net of tax

The accompanying notes are an integral part of the Semi-Annual Condensed Consolidated Financial Statements.

STELLANTIS N.V. AND SUBSIDIARIES
NOTES TO THE SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
1. Basis of preparation
The accompanying Semi-Annual Condensed Consolidated Financial Statements together with the notes thereto (the “Semi-Annual Condensed Consolidated Financial Statements”) were authorized for issuance on July 29, 2025.
The Semi-Annual Condensed Consolidated Financial Statements, which have been prepared in accordance with IAS 34 – Interim Financial Reporting, do not include all of the information and notes required for complete financial statements and should be read in conjunction with the audited annual consolidated financial statements as of and for the year ended December 31, 2024 furnished to the AFM and to the SEC on February 27, 2025 (the “Consolidated Financial Statements at December 31, 2024”), which are available on the Company’s corporate website at www.stellantis.com. The accounting policies are consistent with those used at December 31, 2024, except as described in the section — New standards and amendments effective from January 1, 2025 below. There is no effect on these Semi-Annual Condensed Consolidated Financial Statements resulting from differences between IFRS as issued by the IASB and IFRS as adopted by the European Union.
The Semi-Annual Condensed Consolidated Financial Statements are prepared under the historical cost method, modified for the measurement of certain financial instruments as required, as well as on a going concern basis. In this respect, the Company’s assessment is that no material uncertainties (as defined in IAS 1 - Presentation of Financial Statements) exist about its ability to continue as a going concern.
The preparation of the Semi-Annual Condensed Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent liabilities. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of the Semi-Annual Condensed Consolidated Financial Statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. The Semi-Annual Condensed Consolidated Financial Statements include all adjustments considered necessary by management to fairly state the Company's results of operations, financial position and cash flows. For a description of the significant estimates, judgments and assumptions of the Company, refer to Note 2, Basis of preparation - Critical judgements and use of estimates in the Consolidated Financial Statements at December 31, 2024.
Condensed Consolidated Statement of Cash Flows
The Company has reclassified certain items in the Condensed Consolidated Statement of Cash Flows. These immaterial reclassifications were made to enhance the consistency and comparability of the financial disclosures. The reclassifications are as follows:
•As the loans and receivables of our financial services activities are growing and as we consider these activities to be part of our principal revenue-producing activities, the net change in receivables related to financial services activities was reclassified from Net cash from/(used in) investing activities to Net cash from/(used in) operating activities;
•Changes in securities have been reclassified to from Net cash from/(used in) financing activities to Net cash from/(used in) investing activities;
•Certain financial receivables related to factoring transactions that qualify for derecognition of the trade receivable have been reclassified from Net cash from/(used in) financing activities to Net cash from/(used in) operating activities to the line Changes in working capital; and
•The change in long-term debt, which was previously presented net on the Statement of Cash Flows, will be presented in separate lines presenting gross inflows in Proceeds from issuances of long-term debt and gross outflows in Repayments of long-term debt.

The Company has also moved the disclosures of the cash flows related to dividends received and income taxes paid to the face of the Statement of Cash Flows. This information was previously disclosed in Note 31, Explanatory notes to the Consolidated Statement of Cash Flows in the Consolidated Financial Statements at December 31, 2024.

	Six months ended June 30, 2024
	As previously reported	Reclassifications	As reclassified
(€ million)
Consolidated profit/(loss)	€5,647	€(5,647)	€—
Profit before taxes	—	6,989	6,989
Adjustments for non-cash items and other:
depreciation, amortization	3,598	—	3,598
other non-cash items	654	—	654
(gains) losses on disposals	9	—	9
changes in deferred taxes	466	(466)	—
Share of the profit/(loss) of equity method investees	224	(296)	(72)
Change in provisions and employee benefits liabilities	97	—	97
Change in carrying amount of leased vehicles	(1,717)	—	(1,717)
Net change in receivables related to financial services activities	—	(1,739)	(1,739)
Dividends received	—	296	296
Income tax paid, net	—	(1,993)	(1,993)
Changes in working capital	(4,089)	1,937	(2,152)
Net cash from (used in) operating activities	4,889	(919)	3,970
Proceeds from disposals of shares in consolidated companies and of investments in non-consolidated companies	233	—	233
Acquisitions of consolidated subsidiaries and equity method investments	(1,316)	—	(1,316)
Proceeds from disposals of property, plant and equipment and of intangible assets	140	—	140
Investments in property, plant and equipment and intangible assets	(5,703)	—	(5,703)
Change in amounts payable on property, plant and equipment and of intangible assets	233	—	233
Net change in receivables from financing	(2,135)	1,739	(396)
Change in securities	—	(175)	(175)
Other	58	—	58
Net cash from (used in) investing activities	(8,490)	1,564	(6,926)
Dividends paid:		—
to Stellantis shareholders	(4,651)	—	(4,651)
to minority shareholders of subsidiaries	(2)	—	(2)
Proceeds from issuance of shares	10	—	10
(Purchases) sales of treasury shares	(1,998)	—	(1,998)
Changes in short-term debt and other financial assets and liabilities	1,479	(820)	659
Changes in long-term debt	1,069	(1,069)	—
Gross outflows in repayments of long-term debt	—	(3,962)	(3,962)
Proceeds from issuances of long-term debt	—	5,031	5,031
Change in securities	(175)	175	—
Net cash from (used in) financing activities	(4,268)	(645)	(4,913)
Effect of changes in exchange rates	425	—	425
(Increase)/decrease in cash and cash equivalents included in asset held for sale	100	—	100
Increase/(decrease) in cash and cash equivalents	(7,344)	—	(7,344)
Net cash and cash equivalents at beginning of period	43,669	—	43,669
Net cash and cash equivalents at end of the period	36,325	—	36,325

New standards and amendments effective from January 1, 2025
The following new standards, amendments and interpretations, which were effective from January 1, 2025, were adopted by the Company. The adoption of these amendments did not have a material impact on the Semi-Annual Condensed Consolidated Financial Statements.
•In August 2023, the IASB issued amendments to IAS 21 - The Effects of Changes in Foreign Exchange Rates, which requires companies to provide more useful information in their financial statements when a currency cannot be exchanged into another currency. These amendments require companies to apply a consistent approach in assessing whether a currency can be exchanged into another currency and, when it cannot, in determining the exchange rate to use and the disclosures to provide.
New standards and amendments not yet effective
The following new standards and amendments were issued by the IASB. We will comply with the relevant guidance no later than their respective effective dates:

•In May 2024, the IASB issued amendments to IFRS 9 and IFRS 7 regarding the classification and measurement of financial instruments. The amendments relate to the settling of financial liabilities using an electronic payment system, as well as assessing contractual cash flow characteristics of financial assets, including those with environmental, social and governance linked features. The amendments are effective for periods beginning on or after January 1, 2026, with early adoption permitted. We are currently evaluating the impact of adoption;
•In July 2024, the IASB issued Annual Improvements to IFRS Accounting Standards – Volume 11, which included amendments to the following standards: updated wording regarding hedge accounting in IFRS 1 - First-time Adoption of IFRS, to address potential confusion from an inconsistency with the hedge accounting requirements of IFRS 9 Financial Instruments; replaced an obsolete reference in IFRS 7 – Financial Instruments: Disclosures, to IFRS 13 – Fair Value Measurement, and made other minor revisions regarding inconsistencies with IFRS 13; amended IFRS 9 Financial Instruments, to clarify how a lessee accounts for the derecognition of a lease liability and removed a potentially confusing cross reference to the term “transaction price” in IFRS 15 – Revenue from Contracts with Customers, as the term is used elsewhere in IFRS 9 and is not necessarily consistent with the definition in IFRS 15; revised the wording in IFRS 10 - Consolidated Financial Statements, to addresses a potential confusion arising from an inconsistency between two paragraphs related to an investor determining whether another party is acting on its behalf by aligning the language in both paragraphs; amended IAS 7 – Statement of Cash Flows, to remove a reference to the term “cost method” that is no longer defined in IFRS. The amendments are effective for periods beginning on or after January 1, 2026, with early adoption permitted. We are currently evaluating the impact of adoption;
•In March 2024, the IASB issued IFRS 18 - Presentation and Disclosure in Financial Statements, which is intended to give investors more transparent and comparable information about companies’ financial performance. IFRS 18 replaces IAS 1 - Presentation of Financial Statements but carries forward many requirements of IAS 1 unchanged. The standard introduces three defined categories for income and expenses - operating, investing and financing - to improve the structure of the income statement, and requires all companies to provide new defined subtotals, including operating profit. IFRS 18 also introduces additional disclosure requirements in relation to management-defined performance measures. The standard is effective for annual reporting periods beginning on or after January 1, 2027, with earlier adoption permitted. We are currently evaluating the impact of adoption;
•In May 2024, the IASB issued IFRS 19 - Subsidiaries without Public Accountability: Disclosure, which permits eligible subsidiaries to use IFRS Accounting Standards with reduced disclosures. Subsidiaries using IFRS Accounting Standards for their own financial statements provide disclosures that maybe disproportionate to the information needs of their users, and this standard provides reduced disclosures which are better suited to the needs of the users of their financial statements. Subsidiaries are eligible to apply IFRS 19 if they do not have public accountability and their parent company applies IFRS Accounting Standards in their consolidated financial statements. The standard is effective for annual reporting periods beginning on or after January 1, 2027, with earlier adoption permitted. We do not expect the standard to have an impact on the consolidated financial statements; and

•In December 2024, the IASB issued Contracts Referencing Nature-dependent Electricity (Amendments to IFRS 9 and IFRS 7). The amendments were issued to help companies better report the financial effects of nature-dependent electricity contracts, which are often structured as power purchase agreements. The amendments include clarifying the application of the “own-use” requirements; permitting hedge accounting if these contracts are used as hedging instruments; and adding new disclosure requirements to enable investors to understand the effect of these contracts on a company’s financial performance and cash flows. The amendments are effective for annual reporting periods beginning on or after January 1, 2026, with earlier adoption permitted. We are currently evaluating the impact of adoption.
Exchange rates
The principal exchange rates used to translate other currencies into Euro were as follows:

	For the six months ended June 30, 2025	At June 30, 2025	At December 31, 2024	For the six months ended June 30, 2024	At June 30, 2024
U.S. Dollar (USD)	1.093	1.172	1.039	1.081	1.071
Canadian Dollar (CAD)	1.540	1.603	1.495	1.468	1.467
Mexican Peso (MXN)	21.815	22.090	21.550	18.503	19.565
Pound Sterling (GBP)	0.843	0.856	0.829	0.855	0.846
Polish Zloty (PLN)	4.233	4.242	4.273	4.318	4.313
Swiss Franc (CHF)	0.941	0.935	0.941	0.962	0.963
Turkish Lira (TRY)(1)	n.a.	46.649	36.769	n.a.	35.160
Brazilian Real (BRL)	6.294	6.422	6.435	5.494	5.954
Argentine Peso (ARS)(2)	n.a.	1,397.610	1,071.106	n.a.	976.358
Chinese Renminbi (CNY)	7.929	8.397	7.583	7.801	7.775
Japanese Yen (JPY)	162.110	169.170	163.060	164.460	171.940
________________________________________________________________________________________________________________________________________________
n.a. = not applicable
(1) From April 1, 2022, Türkiye’s economy was considered to be hyperinflationary. Transactions after January 1, 2022 for entities with the Turkish Lira as the functional currency were translated using the spot rate at the end of the period. The price indices used are published by the Turkish Statistical Institute
(2) From July 1, 2018, Argentina’s economy was considered to be hyperinflationary. Transactions after July 1, 2018 for entities with the Argentine Peso as the functional currency were translated using the spot rate at the end of the period. The price indices used are published by the Insituto Nacional de Estadistica y Censos de la Republica Argentina
2. Scope of consolidation
Acquisitions
In April 2025, Stellantis acquired a 20.6 percent equity interest in STM Financial, S.A. de C.V., a Mexican financial services company, for a total consideration of €83 million. Of this amount, €65 million was paid at closing, €9 million was paid in July 2025 and €9 million will be paid in December 2025. The investment supports Stellantis’ strategy to strengthen its automotive financing capabilities in Mexico and aligns with its global objective to expand direct financial services in key markets. The investment is accounted for as an associate using the equity method and is reported in Other activities.

Disposals
In April 2025, Stellantis completed the sale of its 100 percent interest in Stellantis Otomotiv Pazarlama A.S. (“Stellantis Türkiye”), a national sales company in Türkiye, to the Company’s joint venture Tofas for a total consideration of €584 million, including variable consideration contingent on future performance. Stellantis recognized an estimated loss on disposal of €246 million, subject to final determination, driven primarily by the recycling of the cumulative translation reserve from Equity to the Consolidated Income Statement upon disposal, which is reflected in the Condensed Consolidated Income Statement under Gains/(losses) on disposal of investments. Stellantis Türkiye was previously reported in the Middle East & Africa segment.
Held for sale
At June 30, 2025, there was €293 million of assets and €180 million of liabilities (€917 million of assets and €458 million of liabilities at December 31, 2024, of which €674 million of assets and €350 million of liabilities were related to Stellantis Türkiye, which was sold in April 2025) which met the criteria under IFRS 5 to be classified as held for sale.

3. Net revenues
Net revenues were as follows:

	Six months ended June 30,
	2025	2024
	(€ million)
Revenues from:
Shipments of vehicles and sales of other goods	€70,590	€81,464
Other services provided	2,426	2,124
Construction contract revenues	—	389
Lease installments from assets sold with a buyback commitment	359	527
Interest income of financial services activities	886	513
Total Net revenues	€74,261	€85,017

Six months ended June 30, 2025	North America	Enlarged Europe	Middle East & Africa	South America	China and India & Asia Pacific	Maserati	Other activities	Total
	(€ million)
Revenues from:
Shipments of vehicles and sales of other goods	€27,544	€27,956	€4,928	€7,563	€896	€343	€1,360	€70,590
Other services provided	654	848	10	133	23	25	733	2,426
Revenues from goods and services	28,198	28,804	4,938	7,696	919	368	2,093	73,016

Lease installments from assets sold with a buy-back commitment	—	359	—	—	—	—	—	359
Interest income from financial services activities	—	—	—	—	—	—	886	886
Total Net revenues	€28,198	€29,163	€4,938	€7,696	€919	€368	€2,979	€74,261

Six months ended June 30, 2024	North America	Enlarged Europe	Middle East & Africa	South America	China and India & Asia Pacific	Maserati	Other activities	Total
	(€ million)
Revenues from:
Shipments of vehicles and sales of other goods	€37,681	€28,553	€4,971	€7,177	€1,050	€601	€1,431	€81,464
Other services provided	670	768	34	196	21	30	405	2,124
Construction contract revenues	—	—	—	—	—	—	389	389
Revenues from goods and services	38,351	29,321	5,005	7,373	1,071	631	2,225	83,977

Lease installments from assets sold with a buyback commitment	—	527	—	—	—	—	—	527
Interest income from financial services activities	—	—	—	—	—	—	513	513
Total Net revenues	€38,351	€29,848	€5,005	€7,373	€1,071	€631	€2,738	€85,017
Prior to disposal in December 2024, Stellantis generated construction contract revenues through its holding of Comau which operated in the design and production of industrial automation systems and related products.
4. Net financial expenses/(income)
The following table summarizes the Company’s financial income and expenses included within Net financial expenses/(income):

	Six months ended June 30,
	2025	2024
	(€ million)
Interest income and other financial income	€639	€1,164

Financial expenses:
Interest expense and other financial expenses	547	646
Interest on lease liabilities	34	34
Write-down/(reversals) of write-downs of financial assets	3	(88)
Net interest expense on employee benefits provisions	109	107
Total Financial expenses	693	699
Net expenses from derivative financial instruments and exchange rate differences	106	115
Total Financial expenses and Net expenses from derivative financial instruments and exchange rate differences	799	814

Net financial expenses/(income)	€160	€(350)
During the six months ended June 30, 2025 there were €160 million Net financial expenses as compared to €350 million Net financial income in the same period in 2024. The variance is primarily driven by lower interest income from liquidity investments, reflecting both reduced liquidity levels and a decline in short-term market rates, and expenses recognized during the period upon termination of commodity derivative contracts.
Net financial expenses/(income) for the six months ended June 30, 2025, include €70 million of losses (€217 million of losses for the six months ended June 30, 2024) on the net monetary position of entities whose functional currency is the currency of hyperinflationary economies, relating to the Argentine Peso and the Turkish Lira. The decrease primarily reflects the lower inflationary rate, the change in net monetary position in certain entities with Argentine Peso as functional currency, and also the disposal of Stellantis Türkiye.

5. Tax expense/(benefit)
Tax expense/(benefit) was as follows:

	Six months ended June 30,
	2025	2024
	(€ million)
Current tax expense/(benefit)	€307	€804
Deferred tax expense/(benefit)	(870)	511
Tax expense/(benefit) relating to prior periods	(51)	27
Total Tax expense/(benefit)	€(614)	€1,342

The effective tax rate of 21.4 percent for the six months ended June 30, 2025, is higher compared to the effective tax rate of 19.2 percent for the six months ended June 30, 2024. The increase in effective tax rate is primarily related to an increased proportion of earnings in higher tax rate jurisdictions driven by decreased results in North America and in Enlarged Europe. The current period loss before tax resulted in a corresponding overall tax benefit for the six months ended June 30, 2025, driven primarily by decreased results in North America and Enlarged Europe.
The Company has reviewed its corporate structure in light of the introduction of Pillar Two Model Rules in various jurisdictions. Many countries, including the Netherlands, have enacted these rules in 2024. As a result, the Pillar Two rules are effective for Stellantis from January 1, 2024. For these Semi-Annual Condensed Consolidated Financial Statements, the impact of the amendments and the Pillar Two model rules is immaterial and relates to our operations in Brazil and the United Arab Emirates where the Pillar Two transitional safe harbor does not apply and the Pillar Two effective rate is below 15 percent. The Company has applied the mandatory exception to recognizing and disclosing information about deferred tax assets and liabilities arising from Pillar Two income taxes.
6. Goodwill and intangible assets with indefinite useful lives
Goodwill and intangible assets with indefinite useful lives at June 30, 2025 and at December 31, 2024 are summarized below:

	At June 30, 2025	At December 31, 2024
	(€ million)
Goodwill	€14,080	€15,344
Other intangible assets with indefinite useful lives	15,206	16,642
Total Goodwill and intangible assets with indefinite useful lives	€29,286	€31,986
At June 30, 2025, Goodwill amounted to €14,080 million, with gross value of €14,625 million and accumulated impairment losses of €545 million.
At December 31, 2024, Goodwill amounted to €15,344 million, with gross value of €15,896 million and accumulated impairment losses of €552 million.
The decrease in Goodwill and Other intangible assets with indefinite useful lives during the six months ended June 30, 2025 primarily related to currency translation impacts driven by the devaluation of the U.S. Dollar against the Euro.

Goodwill impairment testing
Goodwill and intangible assets with indefinite useful lives are allocated to operating segments or to cash-generating units (“CGUs”) within the operating segments or other CGUs which represent the lowest level within the entity at which the goodwill is monitored for internal management purposes. The impairment test is performed by comparing the carrying amount (which mainly comprises property, plant and equipment, goodwill, brands, capitalized development expenditures, working capital and reserves) and the recoverable amount of each CGU or group of CGUs to which Goodwill has been allocated. The recoverable amount of a CGU is the higher of its fair value less costs of disposal and its value-in-use.
In accordance with IAS 36 - Impairment of Assets, Goodwill and intangible assets with indefinite useful lives are not amortized and are tested for impairment annually or more frequently if facts or circumstances indicate that the asset may be impaired.
In April and May 2025, the U.S. government implemented a series of new tariffs applicable to automobiles and automotive parts imported into the U.S. For Stellantis, these measures impact vehicles imported to the U.S. as well as imported parts in vehicles assembled in the U.S.
As the Company reviewed its business and operations to take into consideration the potential impacts and effects of tariffs recently implemented by the U.S., these factors were identified as indicators of impairment on the goodwill and intangible assets with indefinite useful lives allocated to the North America and Maserati operating segments, and, as such, these were tested for impairment.
The recoverable amount for North America operating segment was determined to be in excess of the carrying amount for the CGUs tested.
The Maserati operating segment’s recoverable amount was marginally in excess of the carrying amount and no impairment was recorded. However, the projected future cash flows are sensitive to certain assumptions, primarily the projected margins for the terminal period and the discount rate, such that a reduction of less than 2 percentage points in the long-term profit margin applied for the terminal period or an increase of less than 2 percent percentage points in the discount rate would reduce the value-in-use to its carrying value. The normalized terminal period assumptions consider a profit margin of 10 percent. The discount rate used has been determined consistently with the methodology disclosed in the Consolidated Financial Statements at December 31, 2024, reflecting current market conditions and the specific risks associated with the operating segment. The assumptions used are considered reasonable and represent the best estimate of expected conditions in the operating segment.
No impairment charges were recognized for goodwill and intangible assets with indefinite useful lives for the six months ended June 30, 2025.

7. Other intangible assets
The Company reviewed its business and operations primarily to take into consideration the estimated impacts of tariffs recently implemented by the U.S. Using the updated information, the Company conducted an assessment of the recoverability of certain of its CGUs on which impairments indicators were identified as of May 1, 2025. As a result, impairment charges on capitalized development expenditures, totaling €348 million were recognized on platforms used for Maserati and Alfa Romeo vehicles in Maserati and Enlarged Europe.
Corporate Average Fuel Economy (“CAFE”)
On July 4, 2025, the U.S. President signed into law the United States legislation formally titled “An Act to provide for reconciliation pursuant to title II of H. Con. Res. 14” – and commonly referred to as the One Big Beautiful Bill Act (“OBBB”), a comprehensive legislative package that includes significant changes to federal tax policy, consumer incentives, and capital investment provisions. With the passing of the OBBB, CAFE penalty rate were eliminated, (refer to Note 20, Guarantees granted, commitments and contingent liabilities for additional information) and as such, the Company recognized a net expense of €269 million within Cost of revenues (refer to Note 23, Segment reporting for additional information) which consists of the following:
(i) An impairment of Other intangible assets of €609 million of purchased credits, which are no longer expected to be utilized;
(ii) The recognition of a provision of €504 million related to purchase commitments which have been identified as onerous contracts; and
(iii) The reversal of the portion of the CAFE provision for €844 million related to accruals made for certain model years for which there is no longer a compliance obligation.
Discontinuation of Stellantis' hydrogen fuel cell technology development program
Stellantis holds a 33.3 percent interest in Symbio, a company focused on hydrogen fuel cell technology. During the six months ended June 30, 2025, Stellantis reassessed its strategic direction and in July 2025 announced its decision to discontinue its hydrogen fuel cell technology development program, due to limited availability of hydrogen refueling infrastructure, high capital requirements, and the need for stronger consumer purchasing incentives. As a result, Stellantis recognized a charge of €404 million within Share of the profit/(loss) of equity method investees as of June 30, 2025, including €341 million related to the full impairment of the equity method investment, as well as loans granted to Symbio, and €63 million related to provisions recognized for risks identified as a result of this change in strategy.
Also in relation to the discontinuation of the hydrogen fuel cell development program, impairment charges were recognized totaling €329 million, comprised of €51 million of Property, plant and equipment recognized within Cost of revenues and €278 million of previously capitalized development expenditures recognized within Research and development costs.
In addition to the impairments discussed above, during the six months ended June 30, 2025, Stellantis recognized impairments of €245 million on capitalized development costs due to program cancellations resulting from strategic decisions mainly in North America and Enlarged Europe.
8. Property, plant and equipment
In the six months ended June 30, 2025 impairment charges totaling €230 million were recognized within Cost of revenues on platforms used for Maserati and Alfa Romeo vehicles in Maserati and Enlarged Europe. Refer to Note 7, Other intangible assets for additional information.
In addition to the impairments discussed above, during the six months ended June 30, 2025, Stellantis recognized impairments of €166 million on certain assets due to program cancellations resulting from strategic decisions mainly in North America and Enlarged Europe, including a €51 million impairment related to the Company’s decision to discontinue its hydrogen fuel cell technology development program (Refer to Note 7, Other intangible assets for additional information).

9. Other assets and prepaid expenses
Other assets and prepaid expenses consisted of the following:

	At June 30, 2025			At December 31, 2024
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Receivables from financing activities	€5,790	€6,838	€12,628	€5,693	€6,838	€12,531
Other receivables and other assets	2,360	687	3,047	1,391	526	1,917
Indirect tax receivables	3,394	1,072	4,466	3,728	865	4,593
Defined benefit plan assets	—	1,001	1,001	39	924	963
Derivative operating assets	210	29	239	256	17	273
Prepaid expenses	1,640	380	2,020	1,866	491	2,357
Total other assets and prepaid expenses	€13,394	€10,007	€23,401	€12,973	€9,661	€22,634
Transfer of financial assets
At June 30, 2025, the Company had receivables due after that date which had been transferred without recourse and which were derecognized in accordance with IFRS 9, Financial Instruments, amounting to €15,282 million (€14,888 million at December 31, 2024), of which 69 percent (74 percent at December 31, 2024), mainly due from the sales network, were transferred to financing companies in partnership with Santander and BNP Paribas.
10. Financial assets

	At June 30, 2025			At December 31, 2024
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Derivative financial assets	€102	€244	€346	€70	€310	€380
Financial securities measured at fair value through other comprehensive income	58	455	513	55	360	415
Financial securities measured at fair value through profit or loss	565	1,066	1,631	538	1,322	1,860
Financial securities measured at amortized cost	1,384	160	1,544	2,390	1,106	3,496
Financial receivables(1)	1,877	189	2,066	788	174	962
Collateral deposits(2)	43	17	60	31	22	53
Total financial assets	€4,029	€2,131	€6,160	€3,872	€3,294	€7,166
_______________________________________________________________________________________________________________________________________________________________________
(1) Measured at amortized cost
(2) Collateral deposits are held in connection with derivative transactions and debt obligations
The decrease in financial assets was mainly due to decrease in financial securities measured at amortized cost due to decrease in investments held by treasury companies which is partially offset by an increase in financial receivables related to the timing of cash receipts from factoring transactions.
11. Inventories

	At June 30, 2025	At December 31, 2024
	(€ million)
Finished goods and goods for resale	€12,278	€11,242
Work-in-progress, raw materials and manufacturing supplies	9,534	9,619
Total Inventories	€21,812	€20,861

12. Working capital

	Six months ended June 30,
	2025	2024
	(€ million)
(Increase)/decrease in inventories	€(2,145)	€(900)
(Increase)/decrease in trade receivables	(1,094)	(497)
Increase/(decrease) in trade payables	2,751	(1,109)
Other changes	(165)	354
Total change in working capital	€(653)	€(2,152)
During the six months ended June 30, 2025, the change in working capital of €653 million includes (i) an increase of €2,145 million in inventories driven by higher new vehicle stock and manufacturing inventories, (ii) an increase of €1,094 million in trade receivables mainly reflecting the increased activity in June 2025 compared to December 2024, and (iii) a negative impact of €165 million in other changes, partially offset by (iv) an increase of €2,751 million in trade payables primarily reflecting higher production levels in June as compared to December 2024.
13. Share-based compensation
Including previously granted awards, total expense of approximately €32 million was recorded for the Performance Share Units (“PSU”), Performance Restricted Share Units (“PRSU”) and Restricted Share Units (“RSU”) awards for the six months ended June 30, 2025. Total expense of approximately €69 million was recorded for the PSU, PRSU and RSU awards for the six months ended June 30, 2024.
The total number of PSU, PRSU and RSU awards outstanding at June 30, 2025, was approximately 12 million, 0.9 million and 6 million shares, respectively.
14. Employee benefits liabilities
Employee benefits liabilities include provisions for both pension plans and health care, legal, severance indemnity and other post-employment benefits (“OPEB”) and consisted of the following:

	At June 30, 2025			At December 31, 2024
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Pension benefits	€28	€2,469	€2,497	€34	€2,362	€2,396
Health care and life insurance plans	113	1,378	1,491	126	1,574	1,700
Other post-employment benefits	47	682	729	49	731	780
Other provisions for employees	284	629	913	374	774	1,148
Total Employee benefits liabilities	€472	€5,158	€5,630	€583	€5,441	€6,024
The U.S. and Canada pension plans, representing the largest portion of the Company’s pension benefits as of June 30, 2025, were remeasured at this date resulting in an increase in the net liability of approximately €185 million due to unfavorable asset returns, partially offset by a decrease in net liability of €111 million due to changes in the discount rate.
During the six months ended June 30, 2025, no curtailment losses were recorded.

Pension and OPEB costs included in the Semi-Annual Condensed Consolidated Income Statement were as follows:

	Six months ended June 30,
	2025		2024
	Pension	OPEB	Pension	OPEB
	(€ million)
Current service cost	€63	€32	€69	€24
Interest expense	562	62	587	68
Interest (income)	(520)	(4)	(555)	(7)
Other administrative costs	43	1	26	(6)
Total	€148	€91	€127	€79
Total contributions and direct benefit payments of €36 million were made mainly to the pension plans in Enlarged Europe and North America during the six months ended June 30, 2025.
15. Provisions

	At June 30, 2025			At December 31, 2024
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Product warranty and recall campaigns	€3,906	€5,453	€9,359	€3,737	€5,571	€9,308
Sales incentives	5,141	—	5,141	6,343	—	6,343
Restructuring	822	406	1,228	1,035	544	1,579
Legal proceedings and disputes	359	642	1,001	457	618	1,075
Commercial risks	861	1,663	2,524	1,910	1,208	3,118
Other risks	728	1,114	1,842	738	919	1,657
Total Provisions	€11,817	€9,278	€21,095	€14,220	€8,860	€23,080
During the six months ended June 30, 2025, €522 million was recognized for restructuring costs, primarily related to workforce reduction in Enlarged Europe.

During the six months ended June 30, 2024, €1,212 million was recognized for restructuring costs, primarily related to workforce reduction mainly in Enlarged Europe.
The decrease in Commercial risks includes the net amount of €340 million related to the provision for CAFE, refer to Note 7, Other intangible assets for additional information.

16. Debt

	At June 30, 2025			At December 31, 2024
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Notes	€2,761	€18,699	€21,460	€949	€18,168	€19,117
Borrowings from banks	2,261	421	2,682	3,119	453	3,572
Asset-backed financing	6,239	5,841	12,080	5,645	4,371	10,016
Lease liabilities	773	1,557	2,330	858	1,698	2,556
Other debt	1,256	991	2,247	1,628	338	1,966
Total Debt	€13,290	€27,509	€40,799	€12,199	€25,028	€37,227

Euro Medium Term Note Programme Notes
Stellantis N.V. has issued certain notes under an European medium term notes Programme (the "MTN Programme”). A maximum of €30 billion is allowed to be issued under this program. Notes under the MTN Programme were also issued, or otherwise guaranteed, by FCA N.V., now known as Stellantis N.V. From time to time, Stellantis N.V. may buy back notes in the market that had been issued under this program. Such buy backs, if made, depend upon market conditions, the Company's financial situation and other factors which could affect such decisions.
Notes issued under the MTN Programme impose covenants on the issuer and, in certain cases, on Stellantis N.V. as guarantor, which include: (i) negative pledge clauses which require that in the case that any security interest upon assets of the issuer and/or Stellantis N.V. is granted in connection with other notes or debt securities having the same ranking, such a security should be equally and ratably extended to the outstanding notes; (ii) pari passu clauses, under which the notes rank and will rank pari passu with all other present and future unsubordinated and unsecured obligations of the issuer and/or Stellantis N.V.; (iii) periodic disclosure obligations; (iv) cross-default clauses which require immediate repayment of the notes under certain events of default on other financial instruments issued by Stellantis' main entities; and (v) other clauses that are generally applicable to securities of a similar type. A breach of these covenants may require the early repayment of the notes.
Other Notes
The Company issued five bonds during the period ended June 30, 2025:
(i) In March 2025, a USD bond with principal amount of $1,000 million with an interest rate of 6.45 percent and which matures in March 2035;
(ii) In March 2025, a USD bond with principal amount of $750 million with an interest rate of 5.75 percent and which matures in March 2030;
(iii) In March 2025, a USD bond with principal amount of $500 million with an interest rate of 5.35 percent and which matures in March 2028;
(iv) In June 2025, a EUR bond with principal amount of €700 million with an interest rate of 3.875 percent and which matures in June 2031; and
(v) In June 2025, a EUR bond with principal amount of €800 million with an interest rate of 4.625 percent and which matures in June 2035.
In March 2025, the Company repaid, at maturity, a €650 million note issued by PSA in 2018.
Undrawn committed credit lines
At June 30, 2025, undrawn committed credit lines of €16.9 billion include the syndicated revolving credit facility (“RCF”) of €12.0 billion, originally signed in July 2021, amended and extended in July 2024 and further extended in June 2025, with a group of 29 relationship banks. The RCF is available for general corporate purposes and is structured in two tranches: €6.0 billion, with a 3-year tenor, and €6.0 billion, with a 5-year tenor, with each tranche benefiting from two further extension options, each of one year exercisable on the first and second anniversary of the amendment signing date. The first extension option was activated in June 2025, extending the maturities to July 2028 and July 2030, respectively, for the two tranches. The amount utilized under these credit lines was nil on June 30, 2025.
In January 2025, the Company entered a new committed credit line of €4.0 billion with a pool of relationship banks. The facility line is available for general corporate purposes, including without limitation the refinancing of existing indebtedness of the Company. The line expires in January 2026 and has two extension options, at the Company’s discretion, of six months each. The amount utilized under this credit line was nil on June 30, 2025.
In March 2024, a RCF committed credit line of $1 billion (€0.9 billion) was signed by SFS U.S. A first contractual extension option to extend the maturity by one year was activated in March 2025. As a result, the maturity of the line has been extended to March 2028 and, at June 30, 2025, it was one-third utilized at $330 million (€282 million).

Borrowings from banks
The decrease of borrowings from banks is mainly due to the repayment of a €300 million European Investment Bank loan in March 2025.
Asset-backed financing
Asset-backed financing primarily represented the amount of financing received by SFS U.S. through USD denominated securitization programs and amounted to $14,114 million (€12,043 million) at June 30, 2025, ($10,249 million (€9,866 million) at December 31, 2024) that will be settled through the collection of a portfolio of receivables which originate from consumers and dealers. The increase in asset-backed financing at June 30, 2025, is primarily due to securitizations made to fund the increase in the SFS U.S. portfolio.
Warehouse Credit Facilities
There are three USD denominated revolving warehouse credit facilities used to finance loan and lease originations by SFS U.S. The Company believes that the credit facilities will continue to be renewed or replaced, and that it will be able to secure additional sources of financing on satisfactory terms; however, there can be no assurance that it will be able to do so. In the event that the Company is unable to renew its facilities, the receivables pledged would amortize over time to pay down the warehouse credit facilities; however, the Company would not be able to finance new receivables without alternative sources of funding. SFS U.S. uses interest rate derivatives in order to reduce the interest rate risk of certain warehouse credit facilities.
ABS USD Term Notes
ABS USD denominated Term Notes are issued in the U.S by SFS U.S. for various classes ranging from Class A to Class E Notes. These notes are sequentially paid with Class A Notes paid first. The range of interest rates depends on the level of risk of loss and is determined by investor interest in each class of the notes.
ABS USD Term Loans
ABS USD denominated Term Loans are provided to SFS U.S. by various banks which advance term loan proceeds secured by a pool of either retail loan receivables or consumer leases. Two ABS Term Loans outstanding as of June 30, 2025, with an aggregate balance of $1,702 million (€1,452 million) are secured by retail loan receivables with an aggregate balance of $2,159 million (€1,842 million). The remaining ABS Term Loan facility with a balance of $859 million (€733 million) as of June 30, 2025, is secured by $1,045 million (€892 million) in consumer lease receivables.
The terms governing the warehouse credit facilities and ABS Term Loans contain numerous covenants relating to the issuer’s business, the observance of certain financial covenants, the avoidance of certain levels of delinquency and credit loss experience and other matters. A breach of a covenant, if not cured within the time limits specified, could precipitate events of default that might result in the acceleration of the ABS Term Loan or warehouse credit facilities. The ABS Term Notes generally do not contain financial covenants or covenants related to delinquency experience or credit losses. SFS U.S. was not in default with respect to any financial and non-financial covenants governing these financing arrangements at June 30, 2025.

17. Other liabilities
Other liabilities consisted of the following:

	At June 30, 2025			At December 31, 2024
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Payables for buy-back agreements	€5,981	€2,742	€8,723	€4,607	€2,780	€7,387
Accrued expenses and deferred income	6,333	824	7,157	5,015	882	5,897
Indirect tax payables	1,579	8	1,587	1,416	10	1,426
Payables to personnel	1,457	3	1,460	1,779	—	1,779
Social security payables	579	4	583	563	6	569
Service contract liabilities	837	1,439	2,276	713	2,017	2,730
Derivative operating liability	287	78	365	600	57	657
Other	3,000	238	3,238	2,865	228	3,093
Total Other liabilities	€20,053	€5,336	€25,389	€17,558	€5,980	€23,538

18. Fair value measurement
Assets and liabilities that are measured at fair value on a recurring basis
The following table shows the fair value hierarchy, based on observable and unobservable inputs, for financial assets and liabilities that are measured at fair value on a recurring basis at June 30, 2025 and December 31, 2024:

	At June 30, 2025				At December 31, 2024
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(€ million)
Financial securities and equity instruments measured at FVOCI	€112	€21	€380	€513	€119	€29	€267	€415
Financial securities and equity instruments measured at FVPL	1,103	—	528	1,631	1,205	—	655	1,860
Derivative financial assets	—	346	—	346	—	380	—	380
Derivative operating assets	—	238	1	239	—	273	—	273
Collateral deposits	60	—	—	60	53	—	—	53
Receivables from financing activities	—	—	109	109	—	—	—	—
Trade receivables	—	11	—	11	—	27	—	27
Other receivables	—	—	—	—	—	—	66	66
Money market securities	12,356	—	—	12,356	19,127	—	—	19,127
Total Assets	€13,631	€616	€1,018	€15,265	€20,504	€709	€988	€22,201
Derivative financial liabilities	—	50	—	50	—	24	—	24
Derivative operating liabilities	—	365	—	365	—	656	1	657
Total Liabilities	€—	€415	€—	€415	€—	€680	€1	€681
The fair value of derivative financial assets and liabilities is measured by taking into consideration market parameters at the balance sheet date and using valuation techniques widely accepted in the financial business environment, as described below:
•the fair value of forward contracts, swaps and options hedging currency risk is determined by using valuation techniques common in the financial markets and taking market parameters at the balance sheet date (in particular, exchange rates, interest rates and volatility rates);

•the fair value of interest rate swaps and forward rate agreements is determined by taking the prevailing interest rates at the balance sheet date and using the discounted expected cash flow method;
•the fair value of combined interest rate and currency swaps is determined using the exchange and interest rates prevailing at the balance sheet date and the discounted expected cash flow method; and
•the fair value of swaps and options hedging commodity price risk is determined by using valuation techniques common in the financial markets and taking market parameters at the balance sheet date (in particular, underlying prices, interest rates and volatility rates).
The fair value of money market securities is also based on available market quotations.
The fair value of Receivables from financing activities, which are classified in Level 3 of the fair value hierarchy, has been estimated using discounted cash flow models. The most significant inputs used in this measurement are market discount rates that reflect conditions applied in various reference markets on receivables with similar characteristics, adjusted in order to take into account the credit risk of the counterparties.
The fair value of Other receivables is classified in Level 3 of the fair value hierarchy and has been estimated using discounted cash flow models. The most significant inputs used in this measurement are market discount rates.
For assets and liabilities recognized in the financial statements at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization at the end of each reporting period.
The following is a reconciliation of the changes in items measured at fair value and classified within Level 3:

	Six Months Ended June 30, 2025
	Receivables from financing activities	Financial securities	Derivative assets/(liabilities)	Other receivables
	(€ million)
At January 1	€—	€922	€(1)	€66
Gains/(losses) recognized in Consolidated Income Statement	—	4	—	—
Gains/(losses) recognized in Other comprehensive income/(loss)	—	78	2	—
Issues/(Settlements)	109	—	—	(66)
Purchases/(Sales)	—	(87)	—	—
Transfer (from)/to level 3	—	(9)	—	—
At June 30	€109	€908	€1	€—

	Six Months Ended June 30, 2024
	Receivables from financing activities	Financial securities	Derivative assets/(liabilities)	Other receivables
At January 1	€117	€1,165	€(40)	€76
Change in scope of consolidation	—	(6)	—	—
Gains/(losses) recognized in Consolidated Income Statement	—	(5)	—	—
Gains/(losses) recognized in Other comprehensive income/(loss)	—	(20)	21	—
Issues/(Settlements)	81	—	—	—
Purchases/(Sales)	—	(15)	—	—
At June 30	€198	€1,119	€(19)	€76
The gains/(losses) included in the Semi-Annual Condensed Consolidated Income Statements during the six months ended June 30, 2025 and 2024 were recognized within Net financial expenses. Of the total gains/(losses) recognized in Other comprehensive income, €2 million of gains were recognized within Cash flow reserves (€21 million of gains at June 30, 2024), €54 million of losses were recognized within Currency translation differences (€6 million of losses at June 30, 2024) and €132 million gains were recognized within Gains and losses from remeasurement of financial assets (€14 million of losses at June 30, 2024).
Assets and liabilities not measured at fair value on recurring basis
The carrying value of debt securities measured at amortized cost, current receivables and payables is a reasonable approximation of fair value as the present value of future cash flows does not differ significantly from the carrying amount.
The carrying value of Cash at banks and Other cash equivalents usually approximate fair value due to the short maturity of these instruments.
The following table summarizes the carrying amount and fair value for financial assets and liabilities not measured at fair value on a recurring basis:

		At June 30, 2025		At December 31, 2024
	Note	Carrying amount	Fair Value	Carrying amount	Fair Value
		(€ million)
Dealer financing		€2,246	€2,245	€2,330	€2,329
Retail financing		8,843	8,195	8,494	7,855
Finance leases		357	342	299	325
Other receivables from financing activities		1,073	1,070	1,408	1,499
Total Receivables from financing activities(1)	9	€12,519	€11,852	€12,531	€12,008

Notes		€21,460	€20,699	€19,117	€18,302
Borrowings from banks & Other debt		4,929	4,912	5,538	5,539
Asset-backed financing		12,080	12,125	10,016	10,037
Total Debt, excluding Lease liabilities	16	€38,469	€37,736	€34,671	€33,878
________________________________________________________________________________________________________________________________________________
(1) Amounts exclude receivables measured at FVPL

The carrying value of financial securities measured at amortized cost was a reasonable approximation of fair value as the present value of future cash flows did not differ significantly from the carrying amount. Refer to Note 10, Financial assets for additional information.

Notes that are traded in active markets for which close or last trade pricing is available are classified within Level 1 of the fair value hierarchy. Notes for which such prices are not available are valued at the last available price or based on quotes received from independent pricing services or from dealers who trade in such securities and are categorized within Level 2. At June 30, 2025, €20,382 million and €317 million of Notes were categorized within Level 1 and Level 2, respectively. At December 31, 2024, €17,985 million and €317 million of Notes were categorized within Level 1 and Level 2, respectively.
The fair value of Borrowings from banks and Other debt classified within Level 2 of the fair value hierarchy has been estimated using discounted cash flow models. The main inputs used are market interest rates, adjusted for market expectations of the Company’s non-performance risk implied in quoted prices of traded securities issued by the Company and existing credit derivatives on Company liabilities. The fair value of the Borrowings from banks and Other debt that requires significant adjustments using unobservable inputs is categorized in Level 3. At June 30, 2025, €4,598 million and €314 million of Borrowings from banks and Other Debt were categorized within Level 2 and Level 3, respectively. At December 31, 2024, €5,209 million and €330 million of Borrowings from banks and Other Debt were categorized within Level 2 and Level 3, respectively.
19. Related party transactions
Related parties of the Company are entities and individuals capable of exercising control, joint control or significant influence over the Company and its subsidiaries. Related parties also include associates, joint ventures and unconsolidated subsidiaries of the Company, members of the Stellantis Board of Directors, executives with strategic responsibilities and certain members of their families. Related parties include companies belonging to Exor N.V. (“Exor”), which include Ferrari N.V., CNH Industrial N.V. (“CNHI”) and Iveco Group N.V. ("Iveco").
Transactions carried out by Stellantis with its related parties are on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved, and primarily relate to:
•the sale of LCV and spare parts to Iveco's owned dealer network;
•the sale of iron and aluminum engine components, plastic components and industrial equipment to Iveco;
•the sale of propulsion system and other components to the companies of CNHI;
•the sale of vehicles for rental activities to Leasys;
•the sale of vehicles for resale and leasing activities to the joint ventures with Santander and BNP Paribas;
•the sale of pre-assembled parts and components for the assembly of commercial vehicles to the associate company Nordex;
•the sale of vehicles and spare parts to the associate company Stafim for distribution in Tunisia;
•the purchase of used vehicles from Leasys and the joint ventures with Santander and BNP Paribas under repurchase agreements from leasing and rentals activities;
•the purchase of light commercial vehicles and passenger cars from and the sale of goods to the joint venture Tofas;
•the purchase of vehicles from, and the provision of services and the sale of goods to the joint operation FIAPL;
•the manufacturing assistance services in both technology and personnel to manufacture an electric vertical take-off and landing aircraft with Archer Aviation Inc. (“Archer”);
•the extension of subordinated loans to our Financial Services JVs with Group Santander Consumer Finance (“SCF”) and BNP Paribas Personal Finance (“BNPP PF”);
•the purchase of batteries from the StarPlus Energy LLC (“StarPlus”) joint venture;

•the purchase of Leapmotor vehicles from Zhejiang Leapmotor Technology Co., Ltd for distribution by Leapmotor International outside of China;
•the participation in a C02 regulatory credits open pool with Zhejiang Leapmotor Technology Co., Ltd to contribute to the achievement of European emissions targets;
•the extension of loans to the joint ventures NextStar Energy (“NextStar”), StarPlus, Symbio and Automotive Cell Company SE (“ACC”); and
•the Jeep brand sponsorship of Juventus Football Club (a subsidiary of Exor).
In April 2025, Stellantis completed the sale of its 100 percent interest in Stellantis Türkiye to Tofas. Refer to Note 2, Scope of consolidation for additional information.
The amounts for transactions with related parties recognized in the Semi-Annual Condensed Consolidated Income Statement were as follows:

	Six months ended June 30,
	2025				2024
	Net revenues	Cost of revenues	Selling, general and other costs/(income)	Net financial expenses/(income)	Net revenues	Cost of revenues	Selling, general and other costs/(income)	Net financial expenses/(income)
	(€ million)
Joint arrangements and associates	€7,039	€760	€(8)	€24	€4,639	€644	€(29)	€15
CNHI	4	—	—	—	6	—	—	—
Ferrari N.V.	1	—	—	—	2	4	—	—
Iveco	57	4	—	—	58	29	—	—
Assets and liabilities from transactions with related parties were as follows:

	At June 30, 2025				At December 31, 2024
	Trade and other receivables	Trade payables and Other liabilities	Asset-backed financing	Debt(1)	Trade and other receivables	Trade payables and Other liabilities	Asset-backed financing	Debt(1)
	(€ million)
Joint arrangements and associates	€3,235	€962	€2	€184	€2,182	€1,001	€31	€194
CNHI	7	—	—	—	8	1	—	—
Ferrari N.V.	7	2	—	—	5	2	—	—
Iveco	41	13	—	—	25	8	—	—
________________________________________________________________________________________________________________________________________________
(1) Related to Debt excluding Asset-backed financing, refer to Note 16, Debt for additional information

20. Guarantees granted, commitments and contingent liabilities
Guarantees granted and commitments
At June 30, 2025, the Company had guarantees on related party debt, commitments and activities, which are mainly comprised of:
(i) Two unfunded guarantees granted to our joint venture with SCF for €500 million, (€500 million at December 31, 2024) of which €250 million expired in July 2025 and €250 million expires in January 2026;

(ii) Funded guarantees are granted to our joint venture partner with BNPP PF, one for €150 million (€150 million at December 31, 2024) for a dealer in UK, which expired in July 2025, and a further four guarantees on the debt of certain German dealers totaling €150 million (nil at December 31, 2024), which also expired in July 2025;

(iii) two guarantees granted to third parties on the total outstanding debt of ACC for €635 million (€423 million at December 31, 2024);
(iv) a guarantee granted to third parties on commitments of ACC for €270 million (€270 million at December 31, 2024);
(v) a guarantee granted to third parties on the outstanding debt of StarPlus for €2,327 million ($2,727 million) (€888 million at December 31, 2024), drawn from a €7,218 million ($7,500 million) (€7,218 million at December 31, 2024) loan facility of which 49 percent of the drawn down amount is guaranteed by Stellantis N.V.; and
(vi) a guarantee granted to third parties on the outstanding debt of Nidec Emotors for €129 million (€115 million at December 31, 2024).
In 2024, NextStar entered into a loan facility with third-party financial institutions for a notional €1,147 million ($1,344 million) at June 30, 2025 ((€1,294 million) ($1,344 million) at December 31, 2024) which is 49.0 percent guaranteed by Stellantis N.V. The facility was drawn for €683 million ($800 million) at June 30, 2025 (undrawn at December 31, 2024).
In addition, Stellantis is guaranteeing other commitments of NextStar for a total of €357 million (€363 million at December 31, 2024).
Litigation
Takata Airbag Inflators
Putative class action lawsuits were filed in March 2018 against FCA US LLC (“FCA US”), a wholly owned subsidiary of Stellantis, in the U.S. District Courts for the Southern District of Florida and the Eastern District of Michigan, asserting claims under federal and state laws alleging economic loss due to Takata airbag inflators installed in certain of our vehicles. The cases were subsequently consolidated in the Southern District of Florida.

In November 2022, the Court granted summary judgment in FCA US’s favor against all claimants except those in Georgia and North Carolina. Plaintiffs were granted leave to file an amended complaint to add additional states to the pending action. Plaintiffs’ appeal of the grant of summary judgement was dismissed by the Court for lack of jurisdiction. In May 2024, the Court entered an order to allow FCA US’s renewed motions for summary judgment to address the remaining amended claims.

In June 2023, the Court entered an order preliminarily granting class certification for the amended complaint. In July 2023, the Court revisited its class certification order and further narrowed the classes based on a recent Court of Appeals decision. FCA US’ appeal of the Court’s preliminary order was denied.

At this stage of the proceedings, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss.

Emissions
We face class actions and individual claims alleging emissions non-compliance in several countries. Several former FCA and PSA companies and Dutch dealers have been served with class actions in the Netherlands by Dutch foundations seeking monetary damages and vehicle buybacks in connection with alleged emissions non-compliance of certain vehicles equipped with diesel engines. We have also been notified of a potential class action on behalf of Dutch consumers alleging emissions non-compliance of certain former FCA vehicles sold as recreational vehicles, and are subject to a securities class action in the Netherlands, alleging misrepresentations by FCA. Class actions alleging emissions non-compliance has also been filed and are on-going in Portugal regarding former FCA vehicles, in the UK regarding former FCA and PSA vehicles, and in Israel regarding former PSA vehicles. We are also defending approximately 2,600 pending individual consumer claims alleging emissions non-compliance in Germany and approximately 70 individual consumer cases in Austria relating to former FCA vehicles.

The results of the private litigation matters described above cannot be predicted at this time and may lead to damage awards which may have a material adverse effect on our business, financial condition and results of operations. It is also possible that these matters and their ultimate resolution may adversely affect our reputation with consumers, which may negatively impact demand for our vehicles and consequently could have a material adverse effect on our business, financial condition and results of operations. At this stage, we are unable to evaluate the likelihood that a material loss will be incurred with regard to these private litigations or estimate a range of possible loss.
General Motors
In November 2019, General Motors LLC and General Motors Company (collectively, “GM”) filed a lawsuit in the U.S. District Court for the Eastern District of Michigan against FCA US, FCA N.V., now Stellantis N.V., and certain individuals, claiming violations of the Racketeer Influenced and Corrupt Organizations (“RICO”) Act, unfair competition and civil conspiracy in connection with allegations that FCA US made payments to The International Union, United Automobile, Aerospace and Agricultural Implement Workers of America (“UAW”) officials that corrupted the bargaining process with the UAW and as a result FCA US enjoyed unfair labor costs and operational advantages that caused harm to GM. GM also claimed that FCA US had made concessions to the UAW in collective bargaining that the UAW was then able to extract from GM through pattern bargaining which increased costs to GM and that this was done by FCA US in an effort to force a merger between GM and FCA N.V. The court dismissed GM’s lawsuit with prejudice and the U.S. Court of Appeals for the Sixth Circuit subsequently affirmed the dismissal of GM’s complaint. In April 2023, the U.S. Supreme Court declined to grant review of the Sixth Circuit’s decision, which finally resolved the federal court case.

Following dismissal of its Federal court case, GM filed an action against FCA US and FCA N.V., now Stellantis N.V., in Michigan state court, making substantially the same claims as it made in the federal litigation. In October 2021, the court granted Stellantis N.V. and FCA US’s motion for summary disposition. GM filed a motion for reconsideration and in December 2021, the court granted GM’s motion, permitting GM to amend its complaint. GM filed a second amended complaint in December 2021. In May 2022, the court denied FCA US’s motion for summary disposition and permitted discovery to proceed against FCA US. In July 2022, the court granted Stellantis N.V.’s motion for summary disposition, but in November 2022 the court granted GM’s motion for reconsideration and permitted jurisdictional discovery to proceed against Stellantis N.V. The case is currently stayed while the Michigan Court of Appeals considers certain trial court rulings regarding privilege. At this stage, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss.
2024 Financial Guidance

In August 2024, a putative securities class action complaint was filed in the U.S. District Court of the Southern District of New York against Stellantis N.V. and certain of its former officers, alleging that the defendants made material misstatements relating to the Company’s 2024 financial guidance. Plaintiffs filed an amended complaint in March 2025 and a motion to dismiss was filed by Stellantis N.V. and the individual defendants in June 2025. At this stage of the proceedings, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss.

Government Inquiries
Emissions
We are subject to criminal and civil governmental investigations alleging emissions non-compliance in certain European jurisdictions and we continue to cooperate with these investigations.

As part of the judicial investigation of several automakers in France, commencing in 2016 and 2017, Automobiles Peugeot and Automobiles Citroën were placed under examination by the Judicial Court of Paris in June 2021 on allegations of consumer fraud in connection with the sale of Euro 5 diesel vehicles in France between 2009 and 2015. In July 2021, FCA Italy (now known as Stellantis Europe) was placed under examination by the same court for possible consumer fraud in connection with the sale of Euro 6 diesel vehicles in France between 2014 and 2017. As is typical in a French criminal inquiry, each of the companies were required to pay bail for the potential payment of damages and fines and to ensure representation in court, and to provide a guarantee for the potential compensation of losses. None of these amounts were, individually or in aggregate, material to the Company. Civil parties have joined the case and may seek further compensation. The Public Prosecutor has requested that the companies involved be referred to criminal court on consumer fraud charges and a decision on whether to proceed is before the Investigating Judge.

In May 2023, the German authority, Kraftfahrt-Bundesamt (“KBA”) notified Stellantis of its investigation of certain Opel Euro 5, Fiat Euro 5 and Euro 6 vehicles and its intent to require remedial measures based on the alleged non-compliance of the diesel engines in certain of those vehicles. The KBA subsequently expanded its inquiry to include Euro 5 and Euro 6 engines used in certain Alfa Romeo, Fiat and Jeep vehicles, as well as Suzuki vehicles equipped with diesel engines supplied by FCA Italy and requested information relating to all Stellantis vehicles that may make use of strategies similar to those allegedly used by the identified vehicles. Stellantis Europe is cooperating with the KBA and the relevant homologation authority. In January 2024, the KBA advised that the Opel vehicles, equipped with Euro 5 engines, are non-compliant. At the KBA’s request, during the first half of 2024, Opel submitted a plan to bring the vehicles into compliance. In July 2024, Opel received a formal decision of non-compliance from the KBA regarding its vehicles equipped with Euro 5 diesel engines. Although we objected to this formal decision, we continue to cooperate with the KBA inquiries and, at this stage, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss. Given the number of vehicles potentially involved, however, the cost of any recall, and the impact that any recall could have on related private litigation, may be significant.

In December 2019, the Italian Ministry of Transport (“MIT”) notified FCA Italy of communications with the Dutch Ministry of Infrastructure and Water Management (“I&W”) regarding certain irregularities allegedly found by the RDW and the Dutch Center of Research TNO in the emission levels of certain Jeep Grand Cherokee Euro 5 models and a vehicle model of another OEM containing a Euro 6 diesel engine supplied by FCA Italy. In January 2020, the Dutch Parliament published a letter from the I&W summarizing the conclusions of the RDW regarding those vehicles and engines and indicating an intention to order a recall and report their findings to the Public Prosecutor, the European Commission (“EC”) and other member states. FCA engaged with the RDW to present our positions and cooperate to reach an appropriate resolution of this matter. FCA Italy proposed certain updates to the relevant vehicles that have been tested and approved by the RDW and are now being implemented without further concerns being raised by RDW.

In July 2020, unannounced inspections took place at several of FCA’s sites in Germany, Italy and the UK at the initiative of the Public Prosecutors of Frankfurt am Main and of Turin, as part of their investigations of potential violations of diesel emissions regulations and consumer protection laws. In April 2022, former FCA companies received an order to produce documents to the Public Prosecutors. In October 2022, inspections took place at the Italian offices of FCA Italy and Maserati and at the German office of Maserati Deutschland. At the Public Prosecutor of Turin’s request, the Italian proceedings were dismissed in September 2023 and October 2023. In March 2025, the Public Prosecutor of Frankfurt am Main determined that Stellantis Europe and certain affiliated subsidiaries had negligently breached supervisory duties and imposed a fine in an amount that is not material to the Company. The decision did not involve a finding of intent or fraud and is now final.

In January 2024, the EC notified the MIT of the alleged non-compliance of Fiat Ducato Euro 5 and Euro 6 vehicles based on tests performed at the EC’s request. We have cooperated with the MIT in its substantive responses to EC.

The results of the unresolved governmental investigations described above cannot be predicted at this time and may lead to further enforcement actions or penalties, any of which may have a material adverse effect on our business, financial condition and results of operations. It is also possible that these matters and their ultimate resolution may adversely affect our reputation with consumers, which may negatively impact demand for our vehicles and consequently could have a material adverse effect on our business, financial condition and results of operations. At this stage, we are unable to evaluate the likelihood that a material loss will be incurred with regard to these unresolved inquiries or estimate a range of possible loss.
End of Life Vehicles
In March 2022, the EC and the UK Competition and Markets Authority (the “CMA”) conducted unannounced inspections at the premises of Opel and several other companies and associations active in the European automotive sector. These inspections, as well as contemporaneous and subsequent information requests received from the EC and CMA, relate to potential collusion in the collection, treatment, and recovery of end-of-life vehicles and whether such activity may have violated relevant competition laws. We recognized a provision relating to these matters in an amount that is not material to the Company during the year ended December 31, 2024. During the six-month period ending June 30, 2025, the EC and CMA published their decisions and imposed fines against the Company in amounts that did not exceed the previously recognized provision.
Other matters

CAFE standards
In August 2020, the U.S. Court of Appeals for the Second Circuit vacated a final rule published by NHTSA in July 2019 that had reversed NHTSA’s 2016 increase to the base rate of the CAFE penalty from $5.50 to $14.00. The base rate applies to each tenth of a mile per gallon that a manufacturer’s fleet-wide average fuel efficiency is below the CAFE standard, and is multiplied by the number of vehicles in the manufacturer’s fleet to arrive at an aggregate penalty. In January 2021, NHTSA published an interim final rule with immediate effect, the result of which was to apply the increased fine rate that resulted from the Second Circuit’s ruling to future model years. In particular, NHTSA’s interim rule imposed a CAFE penalty base rate of $5.50 through 2021 Model Year and increased the CAFE penalty base rate to $14.00 prospectively from the 2022 Model Year. FCA accrued estimated amounts for any probable CAFE penalty based on the $5.50 rate for Model Years 2021 and earlier.
In April 2022, NHTSA published a final rule repealing the interim final rule issued in January 2021 and reverting to the December 2016 final rule which increased the CAFE civil penalty rate from $5.00 to $14.00, beginning with 2019 Model Year. Applying the annual inflation adjustment procedures did not result in an increase in the $14.00 rate through 2021 Model Year.
On July 4, 2025, the OBBB was signed into law, which revised the civil penalty rate to $0.00 beginning with Model Year 2022.
Greenhouse Gas Standards
In March 2022, the U.S. Environmental Protection Agency (“EPA”) reinstated California’s authority under the Clean Air Act to enforce its own, more stringent, greenhouse gas (“GHG”) emission standards for passenger vehicles and light-duty trucks (the “California Waiver”). California emission standards covered by the California Waiver were also adopted by certain other states.

Prior to the EPA’s withdrawal of the California Waiver, automotive OEMs were deemed to be compliant with California’s GHG emissions standards if they were compliant with the EPA’s GHG standards. This “deemed to comply” mechanism was removed from the California regulation prior to the reinstatement of the California Waiver. As interpreted by the California Air Resources Board (“CARB”), the EPA’s reinstatement of the California Waiver together with the removal of the “deemed to comply” mechanism means that automotive OEMs are retroactively subject to the separate California GHG standards beginning with the model year 2021 fleet. OEMs may achieve compliance with the California GHG emission standards in several ways, including through the sale of emission-compliant vehicles within their fleet for a given model year, through the carryforward or carryback of excess credits generated by a compliant fleet in past or future years, by the purchase of California-specific regulatory credits from third parties or by a combination of the foregoing.

 We did not meet the California GHG targets for model years 2021, 2022 and 2023, as in planning these model years prior to reinstatement of the California Waiver we assumed the ability to utilize existing credits based on regulations in force at the time. We previously intended to cover such deficits with excess credits generated through our compliance in model years within the applicable five-year carryback period. However, in March 2024, we entered into an agreement with CARB to settle and resolve claims and disputes regarding CARB’s regulation of automotive GHG emissions. The agreement imposes alternative GHG emissions requirements for model year 2021 through 2026 passenger cars and light-duty trucks, commitments related to zero-emission technology, and a zero emission vehicle commitment if CARB cannot implement or enforce its ACC II ZEV program due to a judicial or federal action. In exchange, CARB agreed not to enforce the GHG emission standards in its regulations that would otherwise be applicable to model year 2021 through 2026.
Other commitments, arrangements and contractual rights
At June 30, 2025, total joint venture and associate capital commitments were €1.7 billion for the period 2025 through 2029.
21. Equity
Share capital
At June 30, 2025, the authorized share capital of Stellantis was ninety million Euro (€90,000,000), divided into 4.5 billion (4,500,000,000) Stellantis common shares, nominal value of one Euro cent (€0.01) per share and 4.5 billion (4,499,750,000) class A special voting shares, nominal value of one Euro cent (€0.01) per share each and two hundred and fifty thousand (250,000) class B special voting shares with a nominal value of one euro cent (€0.01) each.
At June 30, 2025, the fully paid-up share capital of Stellantis amounted to €37 million (€37 million at December 31, 2024) and consisted of 2,896,073,567 common shares (2,896,073,567 at December 31, 2024), of which 7,349,555 held in treasury (15,581,288 at December 31, 2024), 866,522,224 special voting shares A (866,522,224 at December 31, 2024) of which 112,162 held in treasury (111,508 at December 31, 2024).
At June 30, 2025 there were 2,888,724,012 outstanding common shares (2,880,492,279 at December 31, 2024). In the six months ended June 30, 2025, 8,231,733 were delivered in execution of the Share-based compensation plans.
On April 15, 2025, the shareholders at the annual general meeting (“AGM”) approved an ordinary dividend distribution of €0.68 per common share corresponding to a total distribution of €2.0 billion, that was paid on May 5, 2025.
Share buyback program
At the AGM on April 13, 2023, the Board of Directors was authorized to acquire common shares in the capital of the Company, either through purchase on a stock exchange, through a public tender offer, an offer for exchange or otherwise, up to a maximum number of shares equal to 10 percent of the Company’s issued common shares. The authorization was for a period of 18 months from the date of the 2023 AGM. The authorization was renewed in the same terms at the AGM on April 15, 2025 for a period of 18 months from the date of the 2025 AGM.

Other comprehensive income
The tax effect relating to Other comprehensive income/(loss) was as follows:

	Six months ended June 30,
	2025			2024
	Pre-tax balance	Tax income/(expense)	Net balance	Pre-tax balance	Tax income/(expense)	Net balance
	(€ million)
Fair value remeasurement to cash flow hedges	€260	€(84)	€176	€593	€(143)	€450
Gains and losses from remeasurement of financial assets	115	(53)	62	(8)	—	(8)
Actuarial gains and losses on defined benefit pension obligations	(119)	32	(87)	(251)	60	(191)
Exchange differences on translating foreign operations	(4,340)	—	(4,340)	463	—	463
Share of Other comprehensive income/(loss) for equity method investments	(295)	—	(295)	22	—	22
Total Other comprehensive income/(loss)	€(4,379)	€(105)	€(4,484)	€819	€(83)	€736
22. Earnings/(loss) per share
Basic (loss)/earnings per share
Basic (loss)/earnings per share for the six months ended June 30, 2025 and 2024 was determined by dividing the Net profit/(loss) attributable to the equity holders of the parent by the weighted average number of shares outstanding during each period.
The following table summarizes the amounts used to calculate the basic earnings/(loss) per share:

		Six months ended June 30,
		2025	2024
Net profit/(loss) attributable to owners of the parent	million	€(2,240)	€5,624
Weighted average number of shares outstanding	thousand	2,882,611	3,002,791
Basic (loss)/earnings per share	€	€(0.78)	€1.87

Diluted (loss)/earnings per share
For the six months ended June 30, 2025, as a result of the loss attributable to owners of the parent, the theoretical effect that would arise if the share-based payment plans were exercised was not taken into consideration in the calculation of diluted earnings/(loss) per share as this would have had an anti-dilutive effect.
In order to calculate the diluted (loss)/earnings per share during the six months ended June 30 2024, the weighted average number of shares outstanding was increased to take into consideration the theoretical effect of the potential common shares that would be issued for the outstanding and unvested share-based compensation awards at June 30, 2024 as determined using the treasury stock method.

The following table summarize the amounts used to calculate the diluted (loss)/earnings per share for the six months ended June 30, 2025 and 2024:

		Six months ended June 30,
		2025	2024
Net profit/(loss) attributable to owners of the parent	million	€(2,240)	€5,624
Weighted average number of shares outstanding	thousand	2,882,611	3,002,791
Number of shares deployable for share-based compensation	thousand	—	21,659
Weighted average number of shares outstanding for diluted earnings per share	thousand	2,882,611	3,024,450
Diluted (loss)/earnings per share	€	€(0.78)	€1.86
23. Segment reporting
The Company’s activities are carried out through six reportable segments: five regional vehicle segments (North America, Enlarged Europe, Middle East & Africa, South America and China and India & Asia Pacific) and Maserati, our global luxury brand segment. These reportable segments reflect the operating segments of the Company that are regularly reviewed by the Chief Executive Officer, who is the “chief operating decision maker”, for making strategic decisions, allocating resources and assessing performance, and that exceed the quantitative threshold provided in IFRS 8 – Operating Segments (“IFRS 8”), or whose information is considered useful for the users of the financial statements.
The Company’s five regional vehicle reportable segments are responsible for the design, engineering, development, manufacturing, distribution and sale of passenger cars, light commercial vehicles and related parts and services in specific geographic areas: North America (U.S., Canada and Mexico), Enlarged Europe (primarily the countries of the European Union and United Kingdom), Middle East & Africa (primarily Türkiye, Morocco, Egypt and Algeria), South America (including Central America and the Caribbean islands), and China and India & Asia Pacific (Asia and Pacific countries). The Maserati segment, representing the Company's global luxury brand, is responsible for the design, engineering, development, manufacturing, and global distribution and sales of luxury vehicles under the Maserati brand.
Transactions among the passenger vehicle segments generally are presented on a “where-sold” basis, which reflect the profit/(loss) on the ultimate sale to third party customer within the segment. This presentation generally eliminates the effect of the legal entity transfer price within the segments. Revenues of the other segments, aside from the mass-market vehicle segments, are those directly generated by or attributable to the segment as the result of its usual business activities and includes revenues from transactions with third parties as well as those arising from transactions with segments, recognized at normal market prices.
Other activities includes the results of our industrial automation systems design and production business (up until the disposal of Comau in December 2024), our pre-owned car business, our cast iron components business, our mobility businesses, our software and data businesses, and other investments, including Archer, our financial services activities, as well as the activities and businesses that are not operating segments under IFRS 8. In addition, Unallocated items and eliminations includes consolidation adjustments and eliminations. Financial income and expenses and income taxes are not attributable to the performance of the segments as they do not fall under the scope of their operational responsibilities.
Adjusted operating income is the measure used by the chief operating decision maker to assess performance, allocate resources to the Company's operating segments and to view operating trends, perform analytical comparisons and benchmark performance between periods and among the segments. Adjusted operating income/(loss) excludes from Net profit/(loss) adjustments comprising restructuring and other termination costs, impairments, asset write-offs, disposals of investments and unusual operating income/(expense) that are considered rare or discrete events and are infrequent in nature, as inclusion of such items is not considered to be indicative of the Company's ongoing operating performance, and also excludes Net financial expenses/(income) and Tax expense/(benefit).
Unusual operating income/(expense) are impacts from strategic decisions, as well as events considered rare or discrete and infrequent in nature, as inclusion of such items is not considered to be indicative of the Company's ongoing operating performance. Unusual operating income/(expense) includes, but may not be limited to:
•Impacts from strategic decisions to rationalize Stellantis’ core operations;

•Facility-related costs stemming from Stellantis’ plans to match production capacity and cost structure to market demand; and
•Convergence and integration costs directly related to significant acquisitions or mergers.
See below for a reconciliation of Net profit, which is the most directly comparable measure included in our Semi-Annual Condensed Consolidated Income Statement, to Adjusted operating income. Operating assets are not included in the data reviewed by the chief operating decision maker, and as a result and as permitted by IFRS 8, the related information is not provided.
The following tables summarize selected financial information by segment for the six months ended June 30, 2025 and 2024:

Six months ended June 30, 2025	North America	Enlarged Europe	Middle East & Africa	South America	China and India & Asia Pacific	Maserati	Other activities	Unallocated items & eliminations	Stellantis
	(€ million)
Net revenues from external customers	€28,198	€29,163	€4,938	€7,696	€919	€368	€2,979	€—	€74,261
Net revenues from transactions with other segments	—	78	6	73	4	1	130	(292)	—
Net revenues	€28,198	€29,241	€4,944	€7,769	€923	€369	€3,109	€(292)	€74,261

Net profit/(loss)									€(2,256)
Tax expense/(benefit)									€(614)
Net financial expenses/(income)									€160
Operating income/(loss)									€(2,710)
Adjustments:
Restructuring and other costs, net of reversals(1)	(41)	531	—	4	—	—	28	—	€522
Takata airbags recall campaign(2)	—	239	—	—	—	—	—	—	€239
Impairments and supplier claims
Platform impairments(3)	—	26	—	—	—	552	—	—	€578
Program cancellations and supplier claims(4)	327	134	8	319	1	—	—	—	€789
Fuel cell program discontinuation(5)	—	733	—	—	—	—	—	—	€733
CAFE penalty rate(6)	269	—	—	—	—	—	—	—	€269
Stellantis Türkiye disposal(7)	—	—	246	—	—	—	—	—	€246
Other(8)	(83)	(26)	—	—	2	3	(17)	(5)	€(126)
Total adjustments	472	1,637	254	323	3	555	11	(5)	3,250
Adjusted operating income/(loss)	€(951)	€9	€768	€1,188	€19	€(139)	€(60)	€(294)	€540
Share of profit of equity method investees, excluding adjustments	€6	€(555)	€8	€—	€(15)	€—	€123	€—	€(433)
________________________________________________________________________________________________________________________________________________________________________
(1) Primarily related to workforce reductions, mainly in Enlarged Europe, partially offset by a €41 million reduction in estimated North America restructuring costs
(2) Related to stop-drive campaign on certain vehicles in Enlarged Europe announced in June 2025
(3) Due to reduced volumes, platforms used for Maserati and Alfa Romeo vehicles were impaired and recognized in Maserati for €552 million and in Enlarged Europe for €26 million
(4) Primarily related to programs cancelled as a result of strategic reviews and corresponding supplier claims
(5) During the six months ended June 30, 2025, Stellantis decided to discontinue its fuel cell strategy. As a result, the following items have been impaired: (i) investment in Symbio(€179 million), (ii) loans granted to Symbio (€162 million), (iii) capitalized development expenditures and property, plant and equipment related to fuel cells (€329 million) and (iv) in addition, provisions for risks were recognized (€63 million)
(6) As a result of the elimination of CAFE fines with the enactment of OBBB, the Company recognized a net expense of €97 million, comprised of net €172 million of CAFE credits recognized as a reduction of Cost of revenues, which remains included in Adjusted operating income as these amounts reduced prior year CAFE fines, and a net expense of €269 million, which is excluded from AOI and comprised of (i) elimination of the CAFE provision of €844 million, (ii) impairment of the regulatory credit assets of €609 million, and (iii) onerous contracts related to contractual purchase commitments for CAFE credits of €504 million
(7) Sale of Stellantis Türkiye to the Company’s joint venture, Tofas, for which the Company recognized an estimated loss on disposal of €246 million, driven primarily by the recycling of the cumulative translation reserve from Equity to the Consolidated Income Statement upon disposal
(8) Comprised primarily of (i) adjustments to costs previously recognized to support the workforce during the transformation of certain plants in North America, (ii) gains on sales of real estate in Enlarged Europe, and (iii) a gain from dilution related to the investment in Archer Aviation

Six months ended June 30, 2024	North America	Enlarged Europe	Middle East & Africa	South America	China and India & Asia Pacific	Maserati	Other activities	Unallocated items & eliminations	Stellantis
	(€ million)
Net revenues from external customers	€38,351	€29,848	€5,005	€7,373	€1,071	€631	€2,511	€227	€85,017
Net revenues from transactions with other segments	2	121	—	(6)	1	—	397	(515)	—
Net revenues	€38,353	€29,969	€5,005	€7,367	€1,072	€631	€2,908	€(288)	€85,017

Net profit/(loss)									€5,647
Tax expense/(benefit)									€1,342
Net financial expenses/(income)									€(350)
Operating income/(loss)									€6,639
Adjustments:
Restructuring and other costs, net of reversals(1)	48	1,087	—	9	—	25	43	—	€1,212
Impairment expense and supplier obligations, net of reversals(2)	2	43	—	—	11	324	8	—	€388
Takata airbags recall campaign, net of recoveries	—	74	4	1	—	—	—	—	€79
Other(3)	119	2	—	29	1	—	(21)	15	€145
Total adjustments	169	1,206	4	39	12	349	30	15	1,824
Adjusted operating income/(loss)	€4,366	€2,060	€1,047	€1,150	€57	€(82)	€(59)	€(76)	€8,463
Share of profit of equity method investees, excluding adjustments	€(4)	€(90)	€73	€(10)	€(51)	€—	€163	€—	€81
________________________________________________________________________________________________________________________________________________________________________
(1) Primarily related to workforce reductions
(2) Primarily related to certain platform assets in Maserati and Enlarged Europe, net of reversal
(3) Primarily related to costs to support the workforce during the transformation of a plant in North America

24. Subsequent events
On July 4, 2025, the OBBB was signed into law. Under IFRS (IAS 12 – Income Taxes), the effects of tax law changes are recognized in financial statements when the law is enacted or deemed “substantively enacted”. As such, any tax impacts resulting from OBBB will be accounted for in the period of enactment. The Company does not expect the OBBB to materially impact the full year 2025 Tax expense/(benefit) in the Consolidated Financial Statements.

Responsibility statement
The Board of Directors is responsible for preparing the Semi-Annual Report, inclusive of the Semi-Annual Condensed Consolidated Financial Statements and the Management Discussion and Analysis, in accordance with the Dutch Financial Supervision Act and the applicable International Financial Reporting Standards (IFRS) for interim reporting, IAS 34 - Interim Financial Reporting.
In accordance with Section 5:25d, paragraph 2 of the Dutch Financial Supervision Act, the Board of Directors states that, to the best of its knowledge, the Semi-Annual Condensed Consolidated Financial Statements prepared in accordance with applicable accounting standards provide a true and fair view of the assets, liabilities, financial position and profit or loss of Stellantis and its subsidiaries, and the undertakings included in the consolidation as a whole, and the Management Discussion and Analysis provides a fair review of the information required pursuant to Section 5:25d, paragraphs 8 and 9 of the Dutch Financial Supervision Act.

July 29, 2025

The Board of Directors

John Elkann
Antonio Filosa
Robert Peugeot
Henri de Castries
Fiona Clare Cicconi
Alice Schroeder
Nicolas Dufourcq
Ann Frances Godbehere
Claudia Parzani
Daniel Ramot
Benoît Ribadeau-Dumas